Filed pursuant to Rule 424(b)(5)
Registration No. 333-161634

CALCULATION OF REGISTRATION FEE

		Amount of
Title of Each Class of	Aggregate	Registration
Securities to be Registered	Offering Price	Fee(1)
5.375% Notes due 2020 of AngloGold Ashanti Holdings plc	$700,000,000	$49,910
6.50% Notes due 2040 of AngloGold Ashanti Holdings plc	$300,000,000	$21,390
Guarantees of AngloGold Ashanti Limited in connection with the 5.375% Notes due 2020 and the 6.50% Notes due 2040(2)	—	—

(1)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933.

(2)	Pursuant to Rule 457(n) under the Securities Act of 1933, no separate fee is payable with respect to the guarantees of AngloGold Ashanti Limited in connection with the guaranteed debt securities.

Prospectus Supplement to Prospectus dated April 20, 2010

AngloGold Ashanti Holdings plc

$700,000,000 5.375% notes due 2020
$300,000,000 6.50% notes due 2040

Fully and Unconditionally Guaranteed by
AngloGold Ashanti Limited

The 5.375% notes due 2020, which we refer to as the “2020 notes”, will bear interest at a rate of 5.375% per year. The 6.50% notes due 2040, which we refer to as the “2040 notes”, will bear interest at a rate of 6.50% per year. AngloGold Ashanti Holdings plc, or Holdings, will pay interest on each of the 2020 notes and the 2040 notes each April 15 and October 15, commencing on October 15, 2010.

We refer to the 2020 notes and the 2040 notes collectively as the “notes”. Unless Holdings redeems the notes earlier, the 2020 notes will mature on April 15, 2020 and the 2040 notes will mature on April 15, 2040. The notes will rank equally with Holdings’ senior, unsecured debt obligations and the guarantees will rank equally with all other senior, unsecured debt obligations of AngloGold Ashanti Limited.

Holdings may redeem some or all of the 2020 notes or the 2040 notes at any time and from time to time at the redemption prices determined in the manner described in this prospectus supplement. Holdings may also redeem the notes in whole if certain tax events occur as described in this prospectus supplement. In addition, upon the occurrence of both (i) a change of control of AngloGold Ashanti Limited and (ii) a downgrade, within a specified period, of a series of notes below an investment grade rating by each of Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services, Holdings will be required to make an offer to purchase such series of notes at a price equal to 101% of its principal amount plus accrued and unpaid interest, if any, to the date of repurchase. The notes will be issued in denominations of $1,000 and integral multiples of $1,000.

We will apply to list the notes on the New York Stock Exchange. Currently, there is no public market for the notes.

See “Risk Factors” starting on page S-15 of this prospectus supplement to read about factors you should consider before investing in the notes.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement and the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per 2020 note	Per 2040 note	Total

Initial public offering price(1)	99.85%	98.435%	$994,255,000
Underwriting discount	0.45%	0.875%	$5,775,000
Proceeds, before expenses, to AngloGold Ashanti Holdings plc	99.40%	97.56%	$988,480,000

(1)	Plus accrued interest, if any, from April 28, 2010 if settlement occurs after that date.

The underwriters expect to deliver the notes to purchasers in book-entry form only through the facilities of The Depository Trust Company for the accounts of its direct and indirect participants (including Euroclear S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme) on or about April 28, 2010.

Joint Book-Runners

Barclays Capital	Goldman, Sachs & Co.

RBC Capital Markets	Standard Chartered Bank

Co-Managers

BMO Capital Markets	Mitsubishi UFJ Securities	Scotia Capital

Prospectus Supplement dated April 21, 2010

Prospectus Supplement

S-ii

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of debt securities of AngloGold Ashanti Holdings plc guaranteed by AngloGold Ashanti Limited. The second part, the accompanying base prospectus, presents more general information. Generally, when we refer only to the “prospectus”, we are referring to the base prospectus, including the documents incorporated by reference in the base prospectus.

If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in this document or in one to which we have referred you in this prospectus. We have not authorized anyone to provide you with information that is different. This document may be used only where it is legal to sell these securities. The information in this document may be accurate only on the date hereof.

Unless the context requires otherwise, in this prospectus, “Holdings” refers to AngloGold Ashanti Holdings plc and the “Company”, the “Group”, “we” or “us” refers to AngloGold Ashanti Limited and its consolidated subsidiaries.

In connection with the offering, the underwriters are not acting for anyone other than us and they will not be responsible to anyone other than us for providing the protections afforded to their clients or for providing advice in relation to the offering.

In this prospectus supplement, references to rands, ZAR and R are to the lawful currency of the Republic of South Africa, references to Australian dollars, AUD dollars and A$ are to the lawful currency of Australia, references to US dollars, dollars or $ are to the lawful currency of the United States, references to £ or British pounds are to the lawful currency of the United Kingdom, references to cedi are to the lawful currency of Ghana and references to BRL and real are to the lawful currency of Brazil.

WHERE YOU CAN FIND MORE INFORMATION

We file annual and other reports with the United States Securities and Exchange Commission, or SEC. The SEC maintains a website (http://www.sec.gov) on which our annual and other reports are made available. Such reports may also be read and copied at the SEC’s public reference room at 100 F Street, N.E., Washington DC 20549. Please call the SEC at +1-800-SEC-0330 for further information on the public reference room. You may also read and copy these documents at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement includes and incorporates by reference “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, including, without limitation, those concerning: our strategy to reduce our gold hedging positions including the extent and effect of the hedge reduction; the economic outlook for the gold mining industry; expectations regarding gold prices, production, cash costs and other operating results; growth prospects and outlook of our operations, individually or in the aggregate, including the completion and commencement of commercial operations at our exploration and production projects; the resumption of production at our mines in Ghana; the completion of announced mergers and acquisitions transactions; our liquidity and capital resources and expenditure; and the outcome and consequences of any litigation proceedings or environmental issues. These forward-looking statements are not based on historical facts, but rather reflect our current expectations concerning future results and events and generally may be identified by the use of forward-looking words or phrases such as “believe”, “aim”, “expect”, “anticipate”, “intend”, “foresee”, “forecast”, “likely”, “should”, “planned”, “may”, “estimated”, “potential” or other similar words and phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements.

S-iii

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

The risk factors described herein could affect our future results, causing these results to differ materially from those expressed in any forward-looking statements. These factors are not necessarily all of the important factors that could cause our actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on our future results.

You should review carefully all information, including the financial statements and the notes to the financial statements, included in this prospectus supplement (and all documents incorporated herein by reference). The forward-looking statements included in this prospectus supplement are made only as of the last practicable date and the forward-looking statements in the documents incorporated by reference are made only as of the last practicable date before the filing of such documents. We undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus supplement or to reflect the occurrence of unanticipated events. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are qualified by the cautionary statement in this section.

ENFORCEMENT OF CERTAIN CIVIL LIABILITIES

Holdings is organized under the laws of the Isle of Man and AngloGold Ashanti Limited is incorporated under the laws of South Africa. All of the directors and officers of Holdings reside outside the United States and all except two of AngloGold Ashanti Limited’s directors and officers, and the experts named herein, reside outside the United States, principally in South Africa. You may not be able, therefore, to effect service of process within the United States upon those directors and officers with respect to matters arising under the federal securities laws of the United States.

In addition, substantially all of our assets and the assets of our directors and officers are located outside the United States. As a result, you may not be able to enforce against us or our directors and officers judgments obtained in US courts predicated on the civil liability provisions of the federal securities laws of the United States.

We have been advised by Cains Advocates Limited, our Isle of Man counsel that there is no statutory procedure in the Isle of Man for the recognition or enforcement of judgments of the US courts. However, under Isle of Man common law, a judgment in personam given by a US court may be recognized and enforced by an action for the amount due under it provided that the judgment: (i) is for a debt or definite sum of money (not being a sum payable in respect of taxes or other changes of a like nature or in respect of a fine or other penalty); (ii) is final and conclusive; (iii) was not obtained by fraud; (iv) is not one whose enforcement would be contrary to public policy in the Isle of Man; and (v) was not obtained in proceedings which were opposed to natural justice in the Isle of Man.

Based on the foregoing, we have been advised by counsel in the Isle of Man that there is no certainty as to the enforceability in the Isle of Man, either in original actions or in actions for enforcement of judgments of US courts, of liabilities predicated upon the civil liability provisions of the US federal securities laws.

We have been advised by Taback & Associates (Pty) Limited, our South African counsel, that there is doubt as to the enforceability in South Africa, in original actions or in actions for enforcement or judgments of US courts, of liabilities predicated on the US federal securities laws.

S-iv

NON-GAAP FINANCIAL MEASURES

In this prospectus supplement and in documents incorporated by reference herein, we present financial items such as “total cash costs”, “total cash costs per ounce”, “total production costs” and “total production costs per ounce” that have been determined using industry standards promulgated by the Gold Institute and are not measures under US GAAP. An investor should not consider these items in isolation or as alternatives to any measure of financial performance presented in accordance with US GAAP either in this document or in any document incorporated by reference herein.

While the Gold Institute has provided definitions for the calculation of “total cash costs”, “total cash costs per ounce”, “total production costs” and “total production costs per ounce”, the definitions of certain non-GAAP financial measures included herein may vary significantly from those of other gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, we believe that total cash costs and total production costs in total by mine and per ounce by mine are useful indicators to investors and management of a mine’s performance because they provide:

•	an indication of a mine’s profitability, efficiency and cash flows;

•	the trend in costs as the mine matures over time on a consistent basis; and

•	an internal benchmark of performance to allow for comparison against other mines, including both mines that we operate and those operated by other gold mining companies.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we submit to it, which means that we can disclose important information to you by referring you to certain documents filed with or furnished to the SEC that are considered part of this prospectus supplement through incorporation by reference. Information that we file with or furnish to the SEC in the future and incorporate by reference will automatically update and supersede the previously filed or furnished information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act other than any portions of the respective filings that were furnished, under applicable SEC rules, rather than filed, until we complete our offering:

•	our annual report on Form 20-F for the year ended December 31, 2009 filed with the SEC on April 19, 2010 (our “2009 Form 20-F”); and

•	our Form 6-K furnished to the SEC on April 20, 2010 containing pro forma financial information for the year ended December 31, 2009 related to the sale of our 33.33% interest in the Boddington joint venture.

You may obtain a copy of these filings at no cost by writing or telephoning us at the following address:

AngloGold Ashanti North America Inc.
7400 E. Orchard Road
Suite 350
Greenwood Village, CO 80111
Telephone: +1 303-889-0753
Fax: +1 303-889-0707
Email: MPatterson@AngloGoldAshantiNA.com

S-v

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the documents incorporated by reference herein. This summary is not complete and does not contain all the information that may be important to you. Potential investors should read the entire prospectus supplement, the prospectus and the documents incorporated by reference herein and therein carefully, especially the risks of investing in the notes discussed under “Risk Factors”.

AngloGold Ashanti Limited

Company Overview

We are a global gold company with a diversified portfolio of assets in many key gold producing regions. As at December 31, 2009, we had gold reserves of 68.3 million ounces. For the year ended December 31, 2009, we had consolidated revenues of $3,784 million (which excludes revenue from by-products and interest earned), gold production of 4.6 million ounces and total cash costs of $534 per ounce.

We were formed following the consolidation of the gold interests of Anglo American plc into a single company in 1998. At that time, our production and reserves were primarily located in South Africa (97% of 1997 production and 99% of reserves as at December 31, 1997) and one of our objectives was to achieve greater geographic and ore body diversity. Through a combination of mergers, acquisitions, disposal initiatives and organic growth, and through the operations in which we have an interest, we have developed a high quality, well diversified asset portfolio, including:

•	production from 20 operations in ten countries: Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, South Africa, Tanzania and the United States;

•	gold production and reserves for the year ended December 31, 2009 of 61% and 56%, respectively, from operations outside South Africa; and

•	gold production from a broad variety of ore body types as well as a variety of open-pit and heap-leach (42%) underground (54%) and surface and dump reclamation (4%) operations.

Our strategy in respect of this portfolio and our current strategic objectives are discussed below.

We were incorporated in the Republic of South Africa in 1944 under the name of Vaal Reefs Exploration and Mining Company Limited and in South Africa we are subject to the South African Companies Act 61 of 1973, as amended. Paragraph 2 of our memorandum and articles of association provides that our main business is to carry on gold exploration, the mining and production of gold, the manufacturing, marketing and selling of gold products and the development of markets for gold. On April 26, 2004, we acquired the entire issued share capital of Ashanti Goldfields Company Limited and changed our name to AngloGold Ashanti Limited. Our principal executive office is located at 76 Jeppe Street, Newtown, Johannesburg, 2001 (P.O. Box 62117, Marshalltown, 2107), South Africa (Telephone +27 11 637-6000). Our general website is at www.anglogoldashanti.com. Information contained in our website is not, and shall not be deemed to be, part of this prospectus supplement.

Strategy

Our business strategy has three principal elements:

•	managing the business;

•	portfolio optimization and capital deployment; and

•	growing the business.

Managing the Business.  We seek to enhance shareholder value through endeavoring to plan and implement operating strategies that identify optimal ore body capability, applying appropriate methods and design to ensure efficient operating performance, detailed planning and scheduling, together with the application of best practices across all aspects of the production and service activities associated with each asset. Successfully managing the business means delivering on our commitments, which includes:

•	ensuring safe work practices and a healthy workforce (safety is our first value, which is reflected in all leadership behaviors and is the foundation on which we build all value enhancing processes in our business);

•	consistently generating returns on capital of above 15%;

•	meeting production targets on time and within budget;

•	managing our costs and associated escalations (we intend to manage our input costs in order to maximize margins and returns on capital employed over the life cycle of each of our projects); and

•	maximizing revenues, including by reducing our hedge book. See “Hedge Book Reduction” below.

We are in the process of implementing Project One, an initiative to introduce a common business process across all aspects of our operations. Project One is built upon two principal focus areas: the “System for People” and the “Business Process Framework”. The System for People is a managerial effectiveness model designed to bring about effective working relationships based on trust and a culture of accoutability at all levels of our organization, and the Business Process Framework is a scientifically rigorous model focused on short- and long-term planning and execution of work. Project One underpins our efforts to achieve the following strategic goals over the next five years:

•	a 70% reduction in accident rates;

•	a 30% improvement in overall productivity;

•	a 60% reduction in reportable environmental incidents;

•	a 20% increase in gold production;

•	a 25% reduction in real unit costs; and

•	an increase in average return on capital to above 15%.

Portfolio Optimization and Capital Deployment.  We regularly review our portfolio of assets to ensure it meets or exceeds specified risk-adjusted rates of return. We also seek to enhance shareholder value by optimizing capital deployment.

•	Portfolio Optimization. We analyze our portfolio on both an absolute basis and relative to other gold companies in our peer group. When conducting this analysis, we identify the strengths and weaknesses of our portfolio, with a particular focus on portfolio risk.

•	Optimizing Capital Deployment. We seek to allocate capital to leverage maximum value and returns from existing assets and growth opportunities. We review and rank internally each asset and project as part of the annual business planning process with the goal of most efficiently and effectively deploying capital across our existing assets. Assets that no longer meet our criteria are targeted for sale, but only at attractive valuations.

Growing the Business.  We seek to further enhance shareholder value by:

•	Leveraging our current ground holdings and asset positions through greenfields exploration and brownfields exploration and development;

•	Selectively pursuing merger and acquisition opportunities; and

•	Maximizing the value of other commodities within our existing and developing asset portfolio.

•	Greenfields Exploration and Brownfields Exploration and Project Development. We prioritize organic growth through greenfields exploration, brownfields exploration and project development, leveraging our current ground holding and asset position as the most value efficient path to growth.

During 2010, greenfields exploration activities are being undertaken in five regions: the Americas (including Canada and Colombia), Australia, Asia (including China and the Philippines), Sub-Saharan Africa (including Gabon and the Democratic Republic of Congo, or DRC) and the Middle East/North Africa.

Recent significant greenfields exploration successes include:

•	Australia. The Tropicana joint venture, in which we hold a 70% interest, covers approximately 12,500 square kilometers and is located to the east and northeast of Kalgoorlie in Western Australia. Together with ongoing exploration, a pre-feasibility study was completed for Tropicana in the second quarter of 2009 and the favorable outcome of this study has resulted in a decision to proceed with a feasibility study which is scheduled for completion in September 2010. We have estimated that Tropicana would produce between 330,000 and 410,000 ounces per annum (70% of which is attributable to us) over its life, which is currently scheduled to commence in 2013. The environmental impact assessment documents have been submitted to, and accepted by, the relevant government agencies. Public environmental review of the proposed project took place in the fourth quarter of 2009 and issues raised from government agencies and interested stakeholders were being addressed by the Tropicana joint venture in late 2009. We expect that the public environmental review will be completed by mid-2010 and this, in addition to other approvals required and upon the conclusion of the feasibility study, will enable a decision to be taken for the development of an open-pit mining operation at Tropicana in the second half of 2010. Development of the project is anticipated to take two years with commissioning of the project and production expected to commence in 2013. Reconnaissance exploration drilling is also continuing in parallel within the remaining area of the Tropicana joint venture.

•	Colombia. In Colombia, we have developed a “3 level participation model” comprising our own exploration initiatives, exploration joint ventures with established players and equity positions in other exploration companies that are also active in Colombia. Our land holding position in Colombia, which includes tenements held and under application and including tenements held with our joint venture partners, is approximately 16,100 square kilometers. Our exploration initiatives in Colombia include our wholly-owned La Colosa deposit as well as the Gramalote joint venture with B2Gold. On October 20, 2009, we received a resolution from the Ministry of the Environment and Territorial Development of Colombia, which allowed for initiation of exploration permitting procedures for La Colosa before the regional environmental authority, Cortolima. Once permits are in place, drilling and pre-feasibility development will be undertaken. Drill preparation work is in progress and further exploration drilling as part of ongoing pre-feasibility studies will begin later this year.

•	DRC. Exploration activities undertaken in the Concession 40 tenement include the advancement of resource delineation drilling on the known mineralization at the Mongbwalu deposit, as well as other exploration activities including drill testing of certain highest priority regional targets within the remainder of the Concession 40 tenement. A conceptual economic study for the Mongbwalu deposit was completed in 2007. The findings of the DRC Mineral Review Commission as completed in February 2009 resulted in our engaging with the DRC government and L’Office des Mines d’Or de Kilo-Moto, or OKIMO (the DRC state gold mining company and shareholder with us in Ashanti Goldfields Kilo (AGK)) to negotiate a definitive joint venture agreement and supporting documentation with OKIMO for the development, in accordance with the DRC mining code, of the AGK project in which we hold an 86.22% interest, as well as the transfer of exploitation permits covering an area of approximately 6,000 square kilometers as part of the original Concession 40 tenement to AGK. We entered into these agreements on March 20, 2010 and a feasibility study is planned to be completed at the central Mongbwalu deposit in 2010. In addition to our 86.22% interest in AGK we also hold a 45% interest in the Kibali Gold Project (45% held by Rangold Resources Limited and 10% by OKIMO) where, as at December 31, 2009, our 45% attributable share of the ore reserves of Kibali was 4.14 million ounces and where exploration and feasibility studies continue.

We intend to leverage our “first mover” positions in greenfields exploration, with the focus on building coherent regional portfolios, while continuing to access our land positions utilizing, where possible, the “3 level participation model” as successfully implemented in Colombia.

Brownfields exploration, which is aimed at identifying ounces for production at or around existing mines, is being undertaken around all of our current operations. In 2009, the most successful brownfields exploration results from our existing programs were achieved in Guinea, Mali, South Africa and the United States.

Current key brownfields development initiatives approved or under consideration include the following projects (in addition to pre-feasibility and feasibility studies at La Colosa, Mongbwalu and Tropicana referred to above):

•	Mponeng Ventersdorp Contact Reef, or VCR, below 120 Level project (South Africa): Approved in February 2007, this project entails exploiting the VCR ore reserves located from 120 Level to 126 Level at Mponeng and is estimated to recover 2.7 million ounces of gold with first production scheduled for 2013 and full production in 2015.

•	Mponeng Carbon Leader Reef, or CLR, below 120 Level project (South Africa): A feasibility study is in progress to exploit the CLR ore reserves located below 120 level at Mponeng. Initial estimates are that 14.1 million ounces of gold could be recovered from this project, which we anticipate will be developed in the medium term.

•	Moab Khotsong phase II (Zaaiplaats) (South Africa): A feasibility study has been completed on the optimal extraction of the ore body within the lower mine area of Moab Khotsong which, if developed, will further extend the life of Moab Khotsong recovering an estimated 5 million ounces of gold.

•	Cerro Vanguardia (Argentina): The underground mining project at Cerro Vanguardia in Argentina will mine the bottom of some of the deeper high-grade pits using underground mining methods in order to reduce the open pit stripping ratio and lower operating costs. Development of this project, which has the potential to produce 613,000 ounces of gold and 6.1 million ounces of silver, began in 2009 and production is scheduled to begin in 2010. We will also consider similar production changes at other pits at Cerro Vanguardia in the future. In addition, a feasibility study for a heap leach project at Cerro Vanguardia, based on the treatment of low grade ore through a small heap leaching operation, was completed in 2009. The feasibility study indicated that Cerro Vanguardia’s annual gold production could rise by an additional 20,000 ounces per annum through the employment of this process. Production from the new heap leach project is scheduled to begin in late 2010.

•	Córrego do Sítio (including the São Bento mine) (Brazil): An exploration program is currently in progress at the former São Bento property, which we acquired in December 2008 and subsequently renamed AngloGold Ashanti Córrego do Sítio Mineração. This acquisition resulted in the consolidation and doubling in size of the Córrego do Sítio project (Phase II), adding mineral potential and infrastructure. The project plan for Phase I of the project (which includes only the original Córrego do Sítio property) covers potential mining of the Cachorro Bravo, Laranjeiras and Carvoaria Velha ore bodies. Operational mining parameters for the feasibility study in respect of Phase I of the project have been confirmed by trial mining of the Cachorro Bravo ore body. The Córrego do Sítio Phase I feasibility study, which included an assessment of the metallurgical process for production of 90,000 ounces of gold annually, has been finalized and will be tabled for approval by our board of directors during 2010.

•	Lamego (Brazil): A feasibility study for the Lamego project was approved by our board of directors in September 2008 and is currently being implemented. The planned ramp up in production at Lamego resulted in production of 18,000 ounces in 2009, with 33,000 ounces expected in 2010 and full production of 48,000 ounces expected in 2011. We estimate that Lamego will produce approximately 469,000 ounces of gold over nine years.

•	Obuasi and Obuasi Deeps (Ghana): Brownfields exploration and studies for the exploitation of the vast ore body below 50 level at Obuasi continue, in addition to business improvement initiatives and other mine design and operating plans to establish sustained improvements in operational performance and efficiencies in existing operations at Obuasi. Also at Obuasi, the tailings sulfide plant project, which entails the construction of a flotation circuit to enable the treatment of lower grade underground sulfide ore than the ore that is being treated at the existing sulfide treatment plant as well as the treatment of low grade surface stockpilings and tailings, is currently being completed.

•	Navachab (Namibia): A dense media separation plant is to be incorporated into the Navachab mine’s processing facilities for the treatment of existing low grade stockpiles and those to be produced over the life of the mine. Production from this facility is scheduled to commence from the second quarter of 2010 and is expected to bring forward the production of approximately 170,000 ounces. We estimate that Navachab will produce 170,000 ounces of gold from these low grade stockpiles, including those to be produced over the life of the mine.

•	Mine Life Extension projects at Cripple Creek & Victor, or CC&V (United States): The required permits have been granted from the State of Colorado and Teller County and construction has begun on the first mine life extension project at the Cripple Creek & Victor mine, that includes the development of new sources of ore and an extension to the existing heap-leach facility. This project is expected to be commissioned by the end of 2011. Development drilling continues to define areas of interest for which engineering analysis and permitting requirements are being evaluated in a pre-feasibility study for a second mine life extension project at the Cripple Creek & Victor mine.

•	Mergers and Acquisitions. We continue to pursue value accretive acquisition opportunities with a view to enhancing our ground holding asset positions and our regional presence as well as achieving further growth in our business. Recent acquisitions have included transactions that have resulted in our acquisition of a 45% interest in the Kibali gold project and the acquisition of an additional 3% interest in the Sadiola gold mine.

•	Other Commodities. We produce uranium, silver and sulfuric acid as byproducts of our existing gold production. We are increasing our uranium production with the upgrade of our existing uranium plant located at our Vaal River operations in South Africa, which is expected to be completed in 2012, as well as the ramp up of gold production at Moab Khotsong (with a similar increase and ramp up of uranium production from this mine).

Hedge Book Reduction

During 2009, we continued to execute our strategy to reduce our outstanding gold hedging position, which resulted in our decision to accelerate the settlement of certain outstanding gold hedging positions. These accelerated settlements, together with the normal scheduled deliveries and maturities of other gold derivatives positions during 2009, reduced the total committed ounces from 5.99 million ounces as at December 31, 2008 to 3.90 million ounces as at December 31, 2009.

As a result of ordinary course settlement of obligations, committed ounces are projected to decrease by approximately 0.8 million ounces a year from 2010, and are currently projected to close-out the hedge book, except for 29,000 ounces, by the end of 2014. We estimate that we will realize a discount of approximately 8-10% off the gold spot price in 2010 based on an illustrative production of 4.6 million ounces and approximately 7-10% off the gold price in 2011 and 2012 based on an illustrative production of 5.0 million ounces, in each case assuming a $950-$1,250 per ounce spot price in real terms.

The majority of the gold derivative positions affected by the accelerated settlements during 2009 were previously designated as normal purchase and sale exempted, or NPSE, contracts, allowing them to be accounted for off balance sheet in prior periods. However, as a result of the accelerated cash settlement of certain of the NPSE contracts during 2009, the FASB Accounting Standards Codification, or ASC, guidance on derivatives and hedging led us to evaluate the continuing designation of, and accounting treatment for, the remaining NPSE contracts that were not part of the accelerated settlement. As we will continue to consider alternatives to reduce our outstanding gold derivatives position in future periods including, where appropriate, the accelerated settlement of contracts previously qualifying for the NPSE designation, management concluded, in accordance with the FASB ASC guidance, to re-designate all remaining NPSE contracts as non-hedge derivatives and to account for such contracts at fair value on the balance sheet with changes in fair value accounted for in the income statement each period.

The income statement impact of the accelerated settlement and related re-designation of remaining NPSE contracts was $797 million and $556 million, respectively, during 2009.

Recent Developments

Ghanaian Operational Issues.  In mid-February 2010, we suspended processing operations at our Iduapriem mine in Ghana pending the establishment of a temporary tailings storage facility at the mine. We have received a permit from the Environmental Protection Agency of Ghana (EPA) for the construction of this facility and expect gold production to resume at Iduaperim in April. We are accelerating the establishment of a water treatment plant and a new tailings storage facility which we aim to commission in the third quarter of 2010 and early 2011, respectively. Mining operations continued during most of the period of the suspension of processing operations and certain plant maintenance scheduled for later in the year was brought forward and accelerated. We continue to assess the rescheduling of production at the mine with a view to recovering some of the lost production during the remainder of 2010.

We announced on March 30, 2010, that we had suspended our gold processing operations at the Obuasi mine in Ghana pending the implementation of a revised water management strategy to reduce contaminants contained in its discharge. Details of the strategy have been provided to the EPA. The essence of the revised plan is to utilize existing infrastructure for the containment and treatment of water on site. The consequence of this is that production from the mine will be approximately 20,000 to 25,000 ounces lower than anticipated for the second quarter of 2010, during which time alternative mining strategies already identified will be refined and implemented to mitigate further shortfalls. With the support and guidance of the EPA, we intend to establish additional water holding and treatment facilities at the mine progressively over the next 18 months.

In 2009, the Iduapriem and Obuasi mines produced 190,000 ounces and 381,000 ounces, respectively, and together accounted for approximately 12% of our global production. We will provide an update of our full year guidance, taking into account the stoppages at Iduapriem and the above disruption at Obuasi, when we release our first quarter results on May 7, 2010.

New Revolving Credit Facility.  On April 20, 2010, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Inc., each a wholly-owned subsidiary of AngloGold Ashanti Limited, as borrowers, and AngloGold Ashanti Limited entered into a $1.0 billion four year revolving credit facility with a syndicate of lenders to replace its existing $1.15 billion syndicated facility. AngloGold Ashanti Limited, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Inc. each guaranteed the obligations of the borrowers and other guarantors under the facility. Amounts may be repaid and reborrowed under the facility during its four year term. Amounts outstanding under the facility bear interest at a margin of 1.75% over LIBOR.

AngloGold Ashanti Holdings plc

AngloGold Ashanti Holdings plc, or Holdings, was incorporated as a private limited company under the Isle of Man Companies Act 1931 to 2004 (as amended) under the name of SMI Holdings Limited with registration number 56961C. On February 2, 2004 Holdings’ name was changed to AngloGold Holdings Limited. On February 6, 2004, Holdings was converted to a public company and changed its name to become AngloGold Holdings plc. Holdings’ name was changed to AngloGold Ashanti Holdings plc on October 18, 2005. On July 17, 2007, Holdings re-registered in the Isle of Man as a company incorporated and existing under the Isle of Man Companies Act 2006. Holdings’ registered office is at 1st Floor, Atlantic House, 4-8 Circular Road, Douglas, Isle of Man.

Holdings is a wholly-owned subsidiary of AngloGold Ashanti Limited. The principal activity of Holdings is to act as a holding company for certain of AngloGold Ashanti Limited’s operations and assets located outside South Africa.

Summary Operating Data

In accordance with the preferred position of the SEC, based on the estimated average of gold price and average exchange rates $1.00=ZAR7.90 and A$1.00=$0.82 for the three years ended December 31, 2009, which yields a gold price of around $840 per ounce; our proved and probable ore reserves have been determined to be 68.3 million ounces as at December 31, 2009. During the course of 2009, consistent with our intention to audit the ore reserves at all of our operations on the basis that the ore reserves at all operations are reviewed over any three-year period, we conducted a detailed audit of the geological models used as the basis for our reported reserves in respect of ten of our operations. The audit identified no material shortcomings in the process by which our geological models are estimated. The audit of ore reserves for those operations selected for review during 2010 is currently in progress.

Presented in the table below are selected unaudited operating data for us for each of the three years ended December 31, 2007, 2008 and 2009.

	Year ended December 31,
	2007	2008	2009

Total attributable gold production (000 ounces)(1)	5,477	4,982	4,599
Total cash costs ($ per ounce)(1)(2)	367	465	534
Total production costs ($ per ounce)(1)(2)	504	592	683
Production costs ($ million)	1,917	2,159	2,229
Capital expenditure ($ million)(1)	1,059	1,239	1,027

(1)	Including equity accounted joint ventures for management reporting purposes.

(2)	“Total cash costs per ounce” and “total production costs per ounce” have been determined using industry standards promulgated by the Gold Institute and are not measures under US GAAP. We believe that total cash costs and total production costs per ounce, expressed in the aggregate or on a mine-by-mine basis, are useful indicators to investors and management of a mine’s performance because they provide:

•	an indication of profitability, efficiency and cash flows;

•	the trend in costs as the mining operations mature over time on a consistent basis; and

•	an internal benchmark of performance to allow for comparison against other mines, both within our group and of other gold mining companies.

However, an investor should not consider these items in isolation or as alternatives to any measure of financial performance presented in accordance with US GAAP either in this document or in any document incorporated by reference herein.

A reconciliation of total cash costs per ounce and total production costs per ounce to production costs in accordance with US GAAP for the years ended December 31, 2007, 2008 and 2009 is presented in “Reconciliation of Total Cash Costs and Total Production Costs to Financial Statements”.

For additional operating data for us for each of the three years ended December 31, 2007, 2008 and 2009, please refer to Item 4 of our 2009 Form 20-F, which is incorporated by reference in this prospectus supplement.

Summary Financial Data

The summary financial information set forth below for the years ended December 31, 2007, 2008 and 2009 and as at December 31, 2008 and 2009 has been derived from and should be read in conjunction with the US GAAP financial statements included in our 2009 Form 20-F incorporated by reference in this prospectus supplement. The summary financial information as at and for the years ended December 31, 2005 and 2006 and as at December 31, 2007 has been derived from the US GAAP financial statements not included or incorporated by reference herein.

	Year Ended December 31,
	2005	2006	2007(1)	2008(2)	2009
	(In $ millions, except per share amounts)

Consolidated statement of income data
Sales and other income	2,485	2,715	3,095	3,730	3,954
Product sales(3)	2,453	2,683	3,048	3,655	3,784
Interest, dividends and other	32	32	47	75	170
Costs and expenses	2,848	2,811	3,806	4,103	4,852
Operating costs(4)	1,842	1,785	2,167	2,452	2,543
Royalties	39	59	70	78	84
Depreciation, depletion and amortization	593	699	655	615	615
Impairment of assets	141	6	1	670	8
Interest expense	80	77	75	72	123
Accretion expense	5	13	20	22	17
(Profit)/loss on sale of assets, realization of loans, indirect taxes and other	(3)	(36)	10	(64)	10
Mining contractor termination costs	9	—	—	—	—
Non-hedge derivative loss	142	208	808	258	1,452

Loss from continuing operations before income tax, equity income in affiliates and cumulative effect of accounting change	(363)	(96)	(711)	(373)	(898)
Taxation benefit/(expense)	121	(122)	(118)	(22)	33
Equity income/(loss) in affiliates	39	99	41	(149)	88

Net loss from continuing operations before cumulative effect of accounting change	(203)	(119)	(788)	(544)	(777)
Discontinued operations	(44)	6	2	23	—

Net loss	(247)	(113)	(786)	(521)	(777)
Net income attributable to noncontrolling interests	(23)	(29)	(28)	(42)	(48)
Cumulative effect of accounting change	(22)	—	—	—	—

Net loss — attributable to AngloGold Ashanti Limited	(292)	(142)	(814)	(563)	(825)

Loss from continuing operations	(248)	(148)	(816)	(586)	(825)
Discontinued operations	(44)	6	2	23	—

Net loss — attributable to AngloGold Ashanti Limited	(292)	(142)	(814)	(563)	(825)

	Year Ended December 31,
	2005	2006	2007(1)	2008(2)	2009
	(In $ millions, except per share amounts)

Other financial data
Basic loss per ordinary share (in $)(5)
From continuing operations	(0.85)	(0.54)	(2.93)	(1.86)	(2.30)
Discontinued operations	(0.17)	0.02	0.01	0.07	—

Before cumulative effect of accounting change	(1.02)	(0.52)	(2.92)	(1.79)	(2.30)
Cumulative effect of accounting change	(0.08)	—	—	—	—

Net loss — attributable to AngloGold Ashanti Limited ordinary stockholders	(1.10)	(0.52)	(2.92)	(1.79)	(2.30)

Diluted loss per ordinary share (in $)(5)
From continuing operations	(0.85)	(0.54)	(2.93)	(1.86)	(2.30)
Discontinued operations	(0.17)	0.02	0.01	0.07	—

Before cumulative effect of accounting change	(1.02)	(0.52)	(2.92)	(1.79)	(2.30)
Cumulative effect of accounting change	(0.08)	—	—	—	—

Net loss — attributable to AngloGold Ashanti Limited ordinary stockholders	(1.10)	(0.52)	(2.92)	(1.92)	(2.30)

Dividend per ordinary share (cents)	56	39	44	13	13

	As at December 31,
	2005	2006	2007(1)	2008(2)	2009
	(In $ millions, except share and per share amounts)

Consolidated balance sheet data
Cash and cash equivalents and restricted cash	204	482	514	619	1,165
Other current assets	1,197	1,394	1,599	2,328	1,646
Property, plant and equipment, deferred stripping, and acquired properties, net	6,439	6,266	6,807	5,579	6,285
Goodwill and other intangibles, net	550	566	591	152	180
Materials on the leach pad (long-term)	116	149	190	261	324
Other long-term assets, derivatives, deferred taxation assets and other long-term inventory	607	656	680	512	1,062

Total assets	9,113	9,513	10,381	9,451	10,662

Current liabilities	1,874	2,467	3,795	3,458	4,475
Provision for environmental rehabilitation	325	310	394	302	385
Deferred taxation liabilities	1,152	1,275	1,345	1,008	1,171
Other long-term liabilities, and derivatives	2,539	2,092	2,232	1,277	1,186
Equity(6)	3,223	3,369	2,615	3,406	3,445

Total liabilities and equity	9,113	9,513	10,381	9,451	10,662

Capital stock (exclusive of long-term debt and redeemable preferred stock)	10	10	10	12	12
Number of ordinary shares as adjusted to reflect changes in capital stock	264,938,432	276,236,153	277,457,471	353,483,410	362,240,669
Net assets	3,223	3,369	2,615	3,406	3,445

(1)	Includes the acquisition of 15% minority interest acquired in the Iduapriem and Terebie mine with effect from September 1, 2007.

(2)	2008 results include the acquisition of the remaining 33% shareholding in the Cripple Creek & Victor Gold Mining Company with effect from July 1, 2008. In prior years, the investment was consolidated as a subsidiary. The 2008 treatment is therefore consistent with that of prior years.

(3)	Product sales represent revenue from the sale of gold.

(4)	Operating costs include production costs, exploration costs, related party transactions, general and administrative, market development costs, research and development, employment severance costs and other.

(5)	The calculations of basic and diluted loss per ordinary share are described in note 9 to our consolidated financial statements included in our 2009 Form 20-F. Amounts reflected exclude E Ordinary shares.

(6)	Includes noncontrolling interests.

      For further information regarding footnotes (1) and (2) see “Item 4A. History and Development of the Company” in our 2009 Form 20-F.

THE OFFERING

Issuer	AngloGold Ashanti Holdings plc.

Guarantor	AngloGold Ashanti Limited.

Amount of Notes Offered	$700,000,000 aggregate principal amount of 2020 notes and $300,000,000 aggregate principal amount of 2040 notes.

Ranking	The notes will constitute unsecured and unsubordinated indebtedness of Holdings and will rank equally with all other unsecured and unsubordinated indebtedness of Holdings. The guarantees will rank equally with all other unsecured and unsubordinated indebtedness of AngloGold Ashanti Limited.

Maturity	The 2020 notes will mature on April 15, 2020 and the 2040 notes will mature on April 15, 2040.

Interest Rate	The 2020 notes will bear interest at a rate of 5.375% annually and the 2040 notes will bear interest at a rate of 6.50% annually.

Regular Record Dates for Interest	The close of business on April 1 or October 1 (whether or not a business day) immediately preceding each interest payment date.

Interest Payment Dates	April 15 and October 15, commencing October 15, 2010.

Business Day	Any day, other than a Saturday or Sunday, which is not, in New York City or London, England, a legal holiday or a day on which banking institutions are authorized or obligated by law, regulation or executive order to close.

Optional Redemption	Holdings or AngloGold Ashanti Limited may redeem the notes, in whole or in part, at any time and from time to time at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes (excluding any portion of such payments of interest accrued or unpaid as of the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate, plus 25 basis points with respect to the 2020 notes and 30 basis points with respect to the 2040 notes, plus in each case, accrued and unpaid interest thereon to the date of redemption. See “Description of Notes — Optional Redemption”.

Optional Tax Redemption	In the event of various tax law changes and other limited circumstances that require Holdings or AngloGold Ashanti Limited to pay additional amounts as described under “Description of Notes — Optional Tax Redemption”, Holdings or AngloGold Ashanti Limited may call all, but not less than all, of the relevant series of notes for redemption prior to maturity.

Change of Control Repurchase Event	Upon the occurrence of both (i) a change of control of AngloGold Ashanti Limited and (ii) a downgrade, within a specified period, of a series of notes below an investment grade rating by each of Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation (“Moody’s”), and Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc. (“S&P”), unless Holdings or AngloGold Ashanti Limited has exercised their rights to redeem the notes, Holdings will be required to make an offer to purchase such series of notes at a price equal to 101% of its principal amount plus accrued and unpaid interest, if any, to the date of repurchase.

Payment of Additional Amounts	If Holdings or AngloGold Ashanti Limited is required by the government of any jurisdiction in which either is resident for tax purposes or any political subdivision or taxing authority of such jurisdiction to deduct or withhold taxes in respect of payment on the notes or under the guarantees it will, subject to certain exceptions, pay the holder additional amounts so that the net amount received will be the amount specified in the note, but may exercise the right to redeem the notes for tax reasons, as described above.

Covenants	The indenture relating to the notes contains covenants restricting, subject to certain limitations, AngloGold Ashanti Limited’s ability to amalgamate, reconstruct, consolidate or merge with another company or other legal entity, pledge its assets to secure certain borrowings and create or incur liens on its property. These restrictive covenants are described under the headings “Description of Debt Securities — Merger or Consolidation” of the attached prospectus and “Description of Notes — Covenants”.

Book-entry Issuance, Settlement and Clearance	The notes will be issued in fully registered form in denominations of $1,000 and integral multiples in excess thereof of $1,000. Each of the 2020 notes and the 2040 notes will be represented by one or more global securities registered in the name of a nominee of The Depository Trust Company, referred to as DTC. You will hold beneficial interests in the notes through DTC and DTC and its direct and indirect participants will record your beneficial interest on their books. Certificated notes will not be issued except in certain limited circumstances. Settlement of the notes will occur through DTC in same day funds.

Governing Law	The indenture, the notes and the guarantees will be governed by the laws of the State of New York.

Defeasance	The notes will be subject to the defeasance and covenant defeasance provisions in the indenture described under “Description of Notes — Defeasance”.

Further Issuances	Holdings may, at its option, at any time and without the consent of the then existing noteholders, issue additional notes in one or more transactions after the date of this prospectus supplement with terms (other than the issuance date and issue price) identical to any series of notes offered hereby; provided that no such additional notes of any series will be issued unless they are fungible with the notes for US federal income tax purposes. These additional notes will be deemed to have been part of the same series as the notes offered hereby and will provide the holders of those additional notes the right to vote together with holders of the notes issued hereby. Likewise, AngloGold Ashanti Limited has the right, without the consent of the then existing noteholders, to guarantee such additional securities, to guarantee debt of its other subsidiaries and to issue its own debt.

Listing	We will apply to list the notes on the New York Stock Exchange.

Use of Proceeds	We intend to use the net proceeds from the sale of the notes to repay borrowings under certain existing credit facilities and for general corporate purposes.

Conflicts of Interest	As described in “Use of Proceeds”, the net proceeds from this offering will be used to repay borrowings under existing credit facilities and for general corporate purposes. Because more than 5% of the proceeds from this offering, not including underwriting compensation, may be received by certain affiliates of the underwriters in this offering, this offering is being conducted in compliance with National Association of Securities Dealers, Inc. (NASD) Rule 2720, as administered by the Financial Industry Regulatory Authority, Inc. (FINRA). Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as this offering is of a class of securities rated BBB or better by S&P, or Baa or better by Moody’s or rated in a comparable category by another rating service acceptable to FINRA. See “Underwriting — Conflicts of Interest”.

Trustee	The Bank of New York Mellon.

Registrar and Paying Agent	The Bank of New York Mellon.

Timing and Delivery	We currently expect delivery of the notes to occur on or about April 28, 2010.

Risk Factors	You should carefully consider all of the information in this prospectus supplement and the attached prospectus, which includes information incorporated by reference. In particular, you should evaluate the specific factors under “Risk Factors” beginning on page S-15 of this prospectus supplement for risks involved with an investment in the notes.

RISK FACTORS

This section describes some of the risks that could materially affect an investment in the notes being offered. You should read these risk factors in conjunction with the detailed discussion of risk factors starting on page 16 in our 2009 Form 20-F, and those identified in our future filings with the SEC, incorporated herein by reference. Additional risk factors not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks related to our results of operations and our financial condition as a result of factors that impact the gold mining industry generally

Commodity market price fluctuations could adversely affect the profitability of our operations.

Our revenues are primarily derived from the sale of gold and, to a lesser extent, uranium, silver and sulphuric acid. The market prices for these commodities fluctuate widely. These fluctuations are caused by numerous factors beyond our control. For example, the market price of gold may fluctuate for a variety of reasons, including:

•	speculative positions taken by investors or traders in gold;

•	changes in the demand for gold as an investment;

•	changes in the demand for gold used in jewelry and for other industrial uses, including as a result of prevailing economic conditions;

•	changes in the supply of gold from production, disinvestment, scrap and hedging;

•	financial market expectations regarding the rate of inflation;

•	strength of the US dollar (the currency in which the gold price trades internationally) relative to other currencies;

•	changes in interest rates;

•	actual or expected sales or purchases of gold by central banks and the International Monetary Fund;

•	gold hedging and de-hedging by gold producers;

•	global or regional political or economic events; and

•	the cost of gold production in major gold producing countries.

The market price of gold has recently experienced significant volatility. During 2009, the gold price traded from a record high of $1,226.10 per ounce to a low of $801.65 per ounce. On April 20, 2010, the afternoon fixing price of gold on the London Bullion Market was $1,145.75 per ounce.

The price of gold is often subject to sharp, short-term changes resulting from speculative activities. While the overall supply of and demand for gold can affect its market price, because of the considerable size of above-ground stocks of the metal in comparison to other commodities, these factors typically do not affect the gold price in the same manner or degree that the supply of and demand for other commodities tends to affect their market price. In addition, the recent shift in gold demand from physical demand to investment and speculative demand may exacerbate the volatility of gold prices.

A sustained period of significant gold price volatility may adversely affect our ability to evaluate the feasibility of undertaking new capital projects or continuing existing operations or to make other long-term strategic decisions.

If revenue from gold sales falls below the cost of production for an extended period, we may experience losses and be forced to curtail or suspend some or all of our capital projects or existing operations, particularly those operations having operating costs that are flexible to such short- to medium-term curtailment or closure, or change our dividend payment policies. In addition, we would have to assess the economic impact of low gold prices on our ability to recover any losses that may be incurred during that period and on our ability to maintain adequate cash reserves.

Foreign exchange fluctuations could have a material adverse effect on our operational results and financial condition.

Gold is principally a dollar-priced commodity, and most of our revenues are realized in, or linked to, dollars while production costs are largely incurred in the local currency where the relevant operation is located. As a result of our global operations and local foreign exchange regulations, some of our funds are held in local currencies, such as the South African rand and the Australian dollar. The weakening of the dollar, without a corresponding increase in the dollar price of gold against these local currencies, results in lower revenues and higher production costs in dollar terms. Conversely, the strengthening of the dollar, without a corresponding decrease in the dollar price of gold against these local currencies, yields significantly higher revenues and lower production costs in dollar terms. Exchange rate movements may have a material effect on our operating results. For example, a 1% strengthening of the South African rand, Brazilian real, the Argentinean peso and the Australian dollar against the US dollar will, other factors remaining equal, result in an increase in total cash costs under International Financial Reporting Standards, or IFRS, incurred of nearly $4 per ounce, or 1%.

The profitability of our operations, and the cash flows generated by these operations, are significantly affected by fluctuations in input production prices, many of which are linked to the prices of oil and steel.

Fuel, energy and consumables, including diesel, heavy fuel oil, chemical reagents, explosives, tires, steel and mining equipment consumed in mining operations form a relatively large part of the operating costs and/or capital expenditures of any mining company. We have no influence over the cost of these consumables, many of which are linked to some degree to the price of oil and steel.

The price of oil has recently been volatile, reaching a high of $79.43 per barrel and a low of $38.87 per barrel in 2009 as compared to an all-time high oil price of $145.11 per barrel on July 11, 2008. We have estimated that for each $1 per barrel rise in the oil price, other factors remaining equal, the average cash costs under IFRS of all our operations increases by about $0.41 per ounce with the cash costs of certain of our mines, particularly Geita, Cripple Creek & Victor, Siguiri and Sadiola, which, being more dependent on fuel, are more sensitive to changes in the price of oil. Furthermore, the price of steel which is used in the manufacture of most forms of fixed and mobile mining equipment is also a relatively large contributor to the operating costs and capital expenditure of a mining company and has also been volatile recently. For example, the price of flat HRC (North American Domestic FOB) steel reached a high of $656 per ton and a low of $410 per ton in 2009 as compared to an all time high price of $1,240 per ton during May 2008.

Fluctuations in the price of oil and steel have a significant impact upon operating cost and capital expenditure estimates and, in the absence of other economic fluctuations, could result in significant changes in the total expenditure estimates for new mining projects or render certain projects non-viable.

Energy cost increases, and power fluctuations and stoppages, could adversely affect our results of operations and our financial condition.

Our mining operations are dependent upon electrical power generated by local utilities or by power plants situated at some of our operations.

In South Africa, our operations are substantially dependent on electricity supplied by Eskom, the state-owned utility. Eskom and the National Energy Regulator of South Africa, or the NERSA, continue to recognize the need for new supply capacity and a series of tariff increases and proposals have been tabled. In the third quarter of 2009, Eskom applied to NERSA for a tariff review to obtain an additional 45% increase annually for the next three years, which was later reduced to 35% annually for three years. On February 24, 2010, NERSA approved an increase of about 25% per year for three years and as energy prices represent a large portion of our operating costs in South Africa, the resulting increases will have an adverse impact on the cash costs of our South African operations.

In addition, generating capacity was severely impaired in 2008 when Eskom warned that it could no longer guarantee the availability of its supply of electrical power to the South African mining industry. Consequently, we, along with other mining companies with South African operations, were forced temporarily to suspend mining operations at our South African mines. Our South African mines continue to work within a constraint of 90% of average capacity.

We cannot give assurance that power supply to our South African operations will not experience future interruptions as the South African economic situation further improves, thereby potentially increasing the demand on the national grid system in South Africa.

In Ghana, our operations depend on hydroelectric power supplied by the Volta River Authority, or the VRA, an entity controlled by the government of Ghana which is supplemented by thermal power from the Takoradi plant as well as the smaller unit recently commissioned at Tema. The VRA’s principal electricity generating facility is the Akosombo Dam and during periods of below average inflows from the Volta reservoir, electricity supplies from the Akosombo Dam may be curtailed, as occurred in 1998, 2006 and the first half of 2007. In addition, during periods of limited electricity availability, the national power system is subject to system disturbances and voltage fluctuations, which can damage our equipment. The VRA has in the past also obtained power from neighboring Côte d’Ivoire, which has intermittently experienced some political instability and civil unrest.

From January 2009, and after negotiation, Ghana increased electricity charges at Obuasi from 9.2 to 9.3 US cents per kilowatt hour and at Iduapriem from 9.2 to 10.2 US cents per kilowatt hour. Even though these rates are expected to remain at these levels in the short term, they could be impacted by any significant spike in the crude oil price given the country’s dependence on light crude oil for firing the thermal power plants.

Our mining operations in Guinea, Tanzania and Mali are dependent on power supplied by outside contractors and supplies of fuel being delivered by road. Our power supply has been disrupted in the past and we have suffered resulting production losses as a result of equipment failure.

Global economic conditions could adversely affect the profitability of our operations.

Our operations and performance depend significantly on worldwide economic conditions. During 2009, following the global financial crisis that had severe negative impacts upon banking systems, financial institutions and financial and credit markets in the latter half of 2008, general economic indicators continued to deteriorate, including declining consumer sentiment and business confidence, increased unemployment, reduced levels of capital expenditure, ongoing disruption in financial and credit markets and uncertainty regarding corporate earnings. In recent months, certain indices and economic data have shown some signs of improvement and stabilization. However, there can be no assurance that these improvements will be broad-based or sustainable and how they will affect the markets relevant for us remains uncertain.

A continuation of the global economic downturn may have follow-on effects on our business. For example:

•	the insolvency of key suppliers could result in a supply chain break-down;

•	the failure or potential failure of hedging and derivative counterparts and other financial institutions may negatively impact our results of operations and our financial condition;

•	other income and expense could vary materially from expectations depending on gains or losses realized on the sale or exchange of financial instruments and impairment charges may be incurred with respect to our investments;

•	other amounts realized in the future on our financial instruments could differ significantly from the fair values currently assigned to them;

•	our defined benefit pension fund may not achieve expected returns on its investments, which could require us to make substantial cash payments to fund any resulting deficits; and

•	the reduced availability of credit may make it more difficult for us to obtain, or may increase the cost of obtaining, finance for our operations.

In addition, uncertainty regarding global economic conditions may also increase the volatility or negatively impact the value of the market value of our securities.

Inflation may have a material adverse effect on our operational results.

Most of our operations are located in countries that have experienced high rates of inflation during certain periods.

Since we are unable to influence the market price at which we sell gold it is possible that significantly higher future inflation in the countries in which we operate may result in an increase in future operational costs in local currencies (without a concurrent devaluation of the local currency of operations against the dollar or an increase in the dollar price of gold). This could have a material adverse effect upon our results of operations and our financial condition.

While none of our operations are currently materially adversely affected by inflation, significantly higher and sustained inflation in the future, with a consequent increase in operational costs, could result in operations being reduced or rationalized at higher cost mines.

We face many risks related to the development of our mining projects that may adversely affect our results of operations and profitability.

The profitability of mining companies depends, in part, on the actual costs of developing and operating mines, which may differ significantly from estimates determined at the time a relevant mining project was approved following the completion of the relevant feasibility studies. The development of mining projects may also be subject to unexpected problems and delays that could increase the cost of development and the ultimate operating cost of the relevant project.

Our decision to develop a mineral property is typically based, in the case of an extension or, in the case of a new development, on the results of a feasibility study. Feasibility studies estimate the expected or anticipated project economic returns. These estimates are based on assumptions regarding:

•	future gold, other metal and uranium prices;

•	future foreign currency exchange rates;

•	anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed;

•	anticipated recovery rates of gold, uranium, silver and other metals extracted from the ore;

•	anticipated capital expenditure and cash operating costs; and

•	the required return on investment.

Actual cash operating costs, production and economic returns may differ significantly from those anticipated by such studies and estimates. Operating costs and capital expenditure are driven to a significant extent by the costs of the commodity inputs, including the cost of fuel, chemical reagents, explosives, tires and steel, consumed in mining activities and credits from byproducts, such as silver and uranium.

There are a number of uncertainties inherent in the development and construction of an extension to an existing mine, or in the development and construction of any new mine. In addition to those discussed above, these uncertainties include the:

•	timing and cost of the construction of mining and processing facilities, which can be considerable;

•	availability and cost of skilled labor, power, water and transportation facilities;

•	availability and cost of appropriate smelting and refining arrangements;

•	need to obtain necessary environmental and other governmental permits and the time to obtain such permits; and

•	availability of funds to finance construction and development activities.

The cost, timing and complexities of mine development and construction can increase because of the remote location of many mining properties. New mining operations could experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production could occur. Finally, operating cost and capital expenditure estimates could fluctuate considerably as a result of changes in the prices of commodities consumed in the construction and operation of mining projects.

Accordingly, our future development activities may not result in the expansion or replacement of current production with new production, or one or more new production sites or facilities may be less profitable than currently anticipated or may not be profitable at all. Our operating results and financial conditions are directly related to the success of our project developments. A failure in our ability to develop and operate mining projects in accordance with, or in excess of, expectations could negatively affect our results of operations and our financial condition and prospects.

We face uncertainty and risks in our exploration, feasibility studies and other project evaluation activities.

Exploration activities are speculative in nature and feasibility studies and other project evaluation activities necessary to determine whether a viable mining operation exists or can be developed are often unproductive. These activities also often require substantial expenditure to establish the presence, and to quantify the extent and grades (metal content), of mineralized material through exploration drilling. We undertake feasibility studies to estimate the technical and economic viability of mining projects, including the determination of appropriate mining methods and metallurgical recovery processes to mine and extract gold from the ore. These activities are undertaken in order to estimate the ore reserve.

Once mineralization is discovered it can take several years to determine whether adequate ore reserves exist. During this time, the economic feasibility of production may change owing to fluctuations in factors that affect revenue, as well as cash and other operating costs, including:

•	future metal and other commodity prices;

•	future foreign currency exchange rates; and

•	the required return on investment as based upon the costs and availability of capital.

Feasibility studies also include activities to estimate:

•	anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;

•	anticipated recovery rates of gold, uranium and other metals from the ore; and

•	anticipated capital expenditure and cash operating costs.

These estimates depend upon the data available and the assumptions made at the time the relevant estimate is made. Ore reserve estimates are not precise calculations and depend on the interpretation of limited information on the location, shape and continuity of the occurrence and on the available sampling results. Further exploration and feasibility studies can result in new data becoming available that may change previous ore reserve estimates which will impact upon both the technical and economic viability of production from the relevant mining project. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves resulting in revisions to previous ore reserve estimates. These revisions could impact depreciation and amortization rates, asset-carrying values provisions for closedown, restoration and environmental clean-up costs.

We undertake annual revisions to our ore reserve estimates based upon actual exploration and production results, depletion, new information on geology and fluctuations in production, operating and other costs and economic assumptions. These factors may result in reductions in our ore reserve estimates, which could adversely affect the life-of-mine plans and consequently the total value of our mining asset base. Ore reserve restatements could negatively affect our results, financial condition and prospects, as well as our reputation.

The increased demand for gold and other commodities, combined with a declining rate of discovery, has resulted in existing reserves being depleted at an accelerated rate in recent years. We therefore face intense competition for the acquisition of attractive mining properties. From time to time, we evaluate the acquisition of ore reserve, development properties and operating mines, either as stand-alone assets or as part of companies. Our decisions to acquire these properties have historically been based on a variety of factors including historical operating results, estimates of and assumptions regarding the extent of ore reserve, cash and other operating costs, gold prices and projected economic returns and evaluations of existing or potential liabilities associated with the relevant property and our operations and how these factors may change in the future. Other than historical operating results, all of these factors are uncertain and could have an impact upon revenue, cash and other operating issues, as well as the uncertainties related to the process used to estimate ore reserve.

As a result of these uncertainties, the exploration programs and acquisitions engaged in by us may not result in the expansion or replacement of the current production with new ore reserve or operations. Our operating results and financial condition are directly related to the success of our exploration and acquisition efforts and our ability to replace or increase existing ore reserve. If we are not able to maintain or increase our reserves, our results of operations and our financial condition and prospects could be adversely affected.

We face many risks related to our operations that may adversely affect our cash flows and overall profitability.

Gold mining is susceptible to numerous events that may have an adverse impact on a mining business, our ability to produce gold and meet our production targets. These events include, but are not limited to:

•	environmental hazards, including discharge of metals, pollutants or hazardous chemicals;

•	industrial accidents;

•	underground fires;

•	labor disputes;

•	activities of illegal or artisanal miners;

•	mechanical breakdowns;

•	electrical power interruptions;

•	encountering unexpected geological formations;

•	unanticipated ground conditions;

•	ingresses of water;

•	process water shortages;

•	unanticipated increases in gold lock-up and inventory levels at heap-leach operations;

•	fall-of-ground accidents in underground operations;

•	failure of mining pit slopes, heap-leach facilities, water dams, waste stockpiles and tailings dam walls;

•	legal and regulatory restrictions and changes to such restrictions;

•	safety-related stoppages;

•	seismic activity; and

•	other natural phenomena, such as floods, droughts or inclement weather conditions, potentially exacerbated by climate change.

Seismic activity is of particular concern in underground mining operations, particularly in South Africa due to the extent and extreme depth of mining, and also in Australia and Brazil due to the depth of mining and residual tectonic stresses. Despite the implementation of technology and modifications to mine layouts and support technology with a view to minimizing the incidence and impact of seismic activity, seismic events have in the past, and may in the future, cause the death of, or injury to, employees and contractors.

Seismic activity may also cause the loss of mining equipment, damage to, or destruction of, mineral properties or production facilities, monetary losses, environmental damage and potential legal liabilities in South Africa and elsewhere where seismic activity may be a factor. As a result, these events may have a material adverse effect on our results of operations and our financial condition.

We are subject to extensive health and safety laws and regulations.

Gold mining operations are subject to a variety of industry-specific health and safety laws and regulations depending upon the jurisdiction in which they are located. These laws and regulations are designed to improve and to protect the safety and health of employees.

From time to time, new health and safety laws and regulations, or amendments to existing health and safety laws and regulations, are introduced in the jurisdictions in which we operate. Should compliance with new standards require a material increase in expenditure or material interruptions to our operations or production, including as a result of any temporary failure to comply with applicable regulations, our results of operations and our financial condition could be adversely affected. For example, in South Africa the government has introduced compulsory shutdowns of operations to enable investigations into the cause of accidents that have occurred at those operations and certain of our operations have been temporarily suspended for this reason in the past.

In addition, our reputation as a responsible company and employer could be damaged by any significant governmental investigation or enforcement of health and safety standards. Any of these factors could have a material adverse effect on our results of operations and financial condition.

Mining companies are increasingly required to consider and ensure the sustainable development of, and provide benefits to, the communities and countries in which they operate, and are subject to extensive environmental laws and regulations.

As a result of public concern about the perceived ill effects of economic globalization, business generally and large multinational corporations, such as AngloGold Ashanti, in particular, face increasing public scrutiny of their activities.

These businesses are under pressure to demonstrate that, as they seek to generate satisfactory returns on investment to shareholders, other stakeholders, including employees, communities surrounding operations and the countries in which they operate, benefit and will continue to benefit from their commercial activities. Such pressures tend to be particularly focused on companies whose activities are perceived to have a high impact on their social and physical environment. The potential consequences of these pressures include reputational damage, legal suits and social spending obligations.

The location of existing and proposed mining operations often coincides with the location of existing towns and villages, natural water courses and other infrastructure. Mining operations must therefore be designed to minimize their impact on such communities and the environment, either by changing mining plans to avoid any such impact, modifying mining plans and operations, or relocating the relevant people to an agreed location. These measures may include agreed levels of compensation for any adverse impact the mining operation may continue to have upon the community. The cost of these measures could increase capital and operating costs and therefore could have an adverse impact upon our results of operations.

We are subject to the above factors at certain of our existing and proposed mining sites and at all of our exploration sites.

Mining companies are also subject to extensive environmental laws and regulations in the various jurisdictions in which they operate. These regulations establish limits and conditions on producers’ ability to conduct their operations. The cost of our compliance with environmental laws and regulations has been, and is expected to continue to be, significant. For example, during the first quarter of 2010, following discussions with the Environmental Protection Agency of Ghana in relation to potentially adverse environmental impacts arising from the current tailings storage facility and pending a revised water management strategy at Obuasi, our Iduapriem mine and gold processing at the Obuasi mine in Ghana have been suspended until alternative arrangements for tailings storage can be established. In 2009, the Iduapriem and Obuasi mines produced approximately 190,000 ounces and 381,000 ounces of gold, respectively, and together accounted for approximately 12% of our global gold production.

Environmental laws and regulations are continually changing and are generally becoming more restrictive. If our environmental compliance obligations alter as a result of changes in laws and regulations, or in certain assumptions we make to estimate liabilities, or if unanticipated conditions arise at our operations, including any temporary failure to comply with regulations, standards or operating procedures requiring our operations to be suspended, our expenses and provisions would increase and our rate of production and revenue could be adversely impacted. If material, these expenses and provisions could adversely affect our results of operations and our financial condition.

Mining companies are required by law to close their operations, and rehabilitate the lands that they mine, at the end of the life of the mine. Estimates of the total ultimate closure and rehabilitation costs for gold mining operations are significant and based principally on current legal and regulatory requirements that may change materially. Environmental liabilities are accrued when they become known, probable and can be reasonably estimated. Increasingly, regulators are seeking security in the form of cash collateral or bank guarantees in respect of environmental obligations, which could have an adverse effect on our financial condition.

Costs associated with rehabilitating land disturbed by the mining processes and addressing the environmental, health and community issues are estimated and financial provision made based upon information available currently. Estimates may however be insufficient and further costs may be identified at any stage. Any underestimated or unidentified rehabilitation costs would reduce earnings and could materially and adversely affect our asset values, earnings and cash flows.

Compliance with emerging climate change regulation could result in significant costs to us, and climate change may present physical risks to our operations.

Greenhouse gases, or GHGs, are emitted directly by our operations and indirectly as a result of the consumption of electricity purchased from external utilities. Emissions from electricity consumption are indirectly attributable to our operations. Currently, a number of international and national measures to address or limit GHG emissions, including the Kyoto Protocol and the Copenhagen Accord, are in various phases of discussion or implementation in the countries in which we operate. These measures could result in requirements for us to reduce our direct and indirect GHG emissions. For example:

•	In 2010, the Australian parliament will continue to debate the introduction of the Carbon Pollution Reduction Scheme, which would cap national emissions and require certain companies whose emissions exceed the agreed threshold to obtain allowances to emit GHGs. We may be required under this scheme to purchase allowances for emissions starting in 2011. We are already required to report our GHG emissions to the Australian government under the National Greenhouse and Energy Reporting Act;

•	The South African government has announced a climate change policy process culminating in the publication of a white paper in late 2010, with GHG legislation likely to be enacted in 2011. It is possible this legislation will cap national emissions and introduce a trading scheme for GHG emission allowances and/or extend the current carbon tax;

•	A number of climate change bills have been introduced in the United States Congress but the likely impact on us remains unclear, as no legislation has yet been finalized. In December 2009, the US Environmental Protection Agency finalized a GHG endangerment finding under the US Clean Air Act, from which initiatives to curb or regulate GHGs emitted from a number of industries may arise; and

•	In Brazil, the National Plan for Climate Change was enacted in December 2008 aiming to reduce deforestation, the main cause of Brazil’s GHG emissions. While Brazil is not yet formally regulating GHG emissions at the national level, some state environmental agencies request companies to voluntarily submit GHG emissions management plans.

Some of these measures already result in increased compliance costs for our power suppliers and are passed through to us in the form of price increases. For instance, in South Africa since 2009, we pay a levy of ZAR0.02 per kilowatt hour for electricity generated from fossil fuels. These levies may increase over time and additional levies may be introduced in the future in South Africa or other countries, which could result in a significant increase in our costs.

In addition, our operations could be exposed to a number of physical risks from climate change, such as increased rainfall, reduced water availability, higher temperatures and extreme weather events. Events or conditions such as flooding or inadequate water supplies could disrupt our mining and transport operations, mineral processing and rehabilitation efforts, and could increase health and safety risks onsite. In addition, such events or conditions could have adverse effects such as increased disease prevalence in our workforce and in communities in close proximity to our operations.

Mining operations and projects are vulnerable to supply chain disruption and our operations and development projects could be adversely affected by shortages of, as well as lead times to deliver, strategic spares, critical consumables, mining equipment or metallurgical plant.

Our operations and development projects could be adversely affected by shortages of, as well as lead times to deliver, strategic spares, critical consumables, mining equipment and metallurgical plant.

In the past, we and other gold mining companies have experienced shortages in critical consumables, particularly as production capacity in the global mining industry has expanded in response to increased demand for commodities, and we have experienced increased delivery times for these items. These shortages have also resulted in unanticipated increases in the price of certain of these items. Shortages of strategic spares, critical consumables, mining equipment or metallurgical plant, which could occur in the future, could result in production delays and production shortfalls, and increases in prices result in an increase in both operating costs and the capital expenditure to maintain and develop mining operations.

We and other gold mining companies, individually, have limited influence over manufacturers and suppliers of these items. In certain cases there are only limited suppliers for certain strategic spares, critical consumables, mining equipment or metallurgical plant who command superior bargaining power relative to us, or we could at times face limited supply or increased lead time in the delivery of such items.

Our procurement policy is to only source our mining and processing equipment and consumables from suppliers that meet our corporate values and ethical standards. In certain locations where a limited number of suppliers meet these standards, this places further strain upon our supply chain, thereby increasing our cost of supply and time of delivery.

If we experience shortages, or increased lead times in delivery of strategic spares, critical consumables, mining equipment or processing plant, our results of operations and our financial condition could be adversely affected.

Diversity in interpretation and application of accounting literature in the mining industry may impact our reported financial results.

The mining industry has limited industry-specific accounting literature. As a result, diversity exists in the interpretation and application of accounting literature to mining specific issues. For example, we capitalize the drilling and related costs incurred to define and delineate a residual mineral deposit that has not been classified as proved and probable reserves at a development stage or production stage mine, whereas some companies expense such costs. As and when diversity in interpretation and application is addressed, it may impact our reported results should the adopted interpretation differ from the position followed by us.

Risks related to our results of operations and our financial condition as a result of factors specific to us and our operations

We also face many specific risks related to our operations that may affect our cash flows and overall profitability.

We use gold hedging instruments and have entered into long-term sales contracts, which may prevent us from realizing potential gains from subsequent commodity price increases.

We have used gold hedging instruments to hedge the selling price of some of our anticipated production. The use of such instruments prevents full participation in subsequent increases in the market price for the commodity with respect to covered production. Since 2001, we have been reducing our hedge commitments through hedge buy-backs (limited to non-hedge derivatives until 2008), deliveries into contracts and restructuring in order to provide greater participation in a rising gold price environment. As a result of these measures, we have, and expect to continue to have, substantially less protection against declines in the market price of gold as compared with previous years.

We continue to use gold hedging instruments to hedge the selling price of a portion of our anticipated gold production and to protect revenues against unfavorable gold price and exchange rate movements. While the use of these instruments may protect against a drop in gold prices and exchange rate movements, it will do so for only a limited period of time and only to the extent that the hedge remains in place. The use of these instruments may also prevent us from fully realizing the positive impact on income from any subsequent favorable increase in the price of gold on the portion of production covered by the hedge and of any subsequent favorable exchange rate movements.

During 2009, we continued to execute our strategy to reduce our outstanding gold derivatives position, which resulted in the decision to accelerate the settlement of certain outstanding gold derivative positions. These accelerated settlements, together with the normal scheduled deliveries and maturities of other gold derivatives positions during 2009, reduced the total committed ounces from 5.99 million ounces as at December 31, 2008 to 3.90 million ounces as at December 31, 2009.

Although the hedge restructurings and reductions referred to above have significantly reduced our hedge book, a rising gold price may result in a gap between the spot price and the received price of gold for ounces still hedged which would prevent us from fully realizing the positive impact on income from the higher gold price, and this may continue as we close out our existing hedge positions.

Our mining rights in the countries in which we operate could be altered, suspended or cancelled for a variety of reasons, including if we breach our obligations in respect of our mining rights.

Our rights to own and exploit mineral reserves and deposits are governed by the laws and regulations of the jurisdictions in which the mineral properties are located. Currently, a significant portion of our mineral reserves and deposits are located in countries where mining rights could be suspended or cancelled should we breach our obligations in respect of the acquisition of these rights.

In all of the countries where we operate, the formulation or implementation of government policies may be unpredictable on certain issues, including changes in laws relating to mineral rights and ownership of mining assets and the rights to prospect and mine and in extreme cases, nationalization. Any existing and new mining and exploration operations and projects we carry are subject to various national and local laws, policies and regulations governing the ownership and the right to prospect or mine or develop proposed projects. If we are not able to obtain or maintain necessary permits, authorizations or agreements to prospect or mine or to implement planned projects, or continue our operations under conditions, or within time frames, that make such plans and operations economically viable, or if the laws impacting our ownership of our mineral rights, or our right to prospect or mine were to change materially, our results of operations and our financial condition could be adversely affected.

In South Africa, mining rights are linked to meeting various obligations that include the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry, or the Mining Charter. Compliance with the Mining Charter, measured using a designated scorecard, requires that every mining company achieve 15% ownership by historically disadvantaged South Africans, or HDSAs, of its South African mining assets by May 2009, and 26% ownership by May 2014, and achieves participation by HDSAs in various other aspects of management.

We believe that we have made significant progress towards meeting the requirements of the Mining Charter, the scorecard and our own undertakings in terms of human resource development, employment equity, mine community and rural development, housing and living conditions, procurement and beneficiation. We will incur expenses in giving further effect to the Mining Charter and the scorecard. The Mining Charter provides that it should be reviewed five years after becoming law. The review process being conducted in consultation between the government and mining companies took place during 2009. The outcome of the review process is expected shortly and might impose new conditions on mining companies operating in South Africa.

The Mineral and Petroleum Resources Development Act, or the MPRDA, required the Minister of Mineral Resources to develop a Code of Good Practice for the Minerals Industry, or the Code, and the Housing and Living Conditions Standard, or the Standard, by April 30, 2009, both of which were published in the Government Gazette of April 29, 2009. The Code was developed to create principles which would facilitate the effective implementation of minerals and mining legislation and enhance the implementation of the Mining Charter applicable to the mining industry. The Standard aims to include the provision of housing as an integral part of infrastructure during the development of a mine. Both the Code and the Standard provide that non-compliance equates to non-compliance with the MPRDA.

It is unclear whether non-compliance with the Code or the Standard would lead to the cancellation or suspension of a mining right or whether they would be considered legislation under the MPRDA. Subsequent to the publication of the Code and the Standard, representatives of the Department of Mineral Resources, organized labor and the South African mining industry have engaged in discussions in an effort to address the concerns of the mining industry and to possibly amend the Code and the Standard. Furthermore, discussions related to the Code and Standard have also become related to the review of the Mining Charter. It is anticipated that the contents of the Code and Standard will ultimately be amended in line with amendments that will be made to the Mining Charter, details of which are currently uncertain.

Our mining rights in South Africa can be suspended or cancelled by the Minister of Mineral Resources if, upon notice of a breach from the Minister, we breach our obligations in complying with the MPRDA. The MPRDA also imposes additional responsibilities on mining companies relating to environmental management and to environmental damage, degradation or pollution resulting from their prospecting or mining activities. We have a policy of evaluating, minimizing and addressing the environmental consequences of our activities and, consistent with this policy and the MPRDA, conducts an annual review of the environmental costs and liabilities associated with our South African operations in light of applicable requirements.

We may experience unforeseen difficulties, delays or costs in successfully implementing our business strategy, and our strategy may not result in the anticipated benefits.

The successful implementation of our business strategy depends upon a number of factors, including factors that are outside our control. For example, the successful management of costs will depend upon prevailing market prices for input costs and the ability to grow the business will depend on the successful implementation of our existing and proposed project development initiatives and continued exploration success as well as on the availability of attractive merger and acquisition opportunities, all of which are subject to the relevant mining and company specific risks as outlined in these risk factors. We cannot give assurance that unforeseen difficulties, delays or costs will not adversely affect the successful implementation of our business strategy, or that our strategy will result in the anticipated benefits.

Our level of indebtedness could adversely affect our business.

As at December 31, 2009, we had gross borrowings of approximately $1.96 billion. This level of indebtedness could have adverse effects on our flexibility to do business. For example, we may be required to utilize a large portion of our cash flow to pay the principal and interest on our debt which will reduce the amount of funds available to finance existing operations, the development of new organic growth opportunities and further acquisitions. In addition, under the terms of our borrowing facilities from our banks, we are obliged to meet certain financial and other covenants. Our ability to continue to meet these covenants will depend upon our future financial performance which will be affected by our operating performance as well as by financial and other factors, certain of which are beyond our control.

Should the cash flow from operations be insufficient, we could breach our financial and other covenants and may be required to refinance all or part of our existing debt, use existing cash balances, issue additional equity or sell assets. We cannot be sure that we will be able to do so on commercially reasonable terms, if at all.

We expect to have significant financing requirements.

The development of potential future projects including the Mponeng Carbon Leader Reef and Ventersdorp Contact Reef Projects in South Africa, Córrego do Sítio and Lamego in Brazil, the mine life extension project at Cripple Creek & Victor in the United States (among other existing projects) and, if approved, the development of Tropicana in Australia, La Colosa in Colombia, the Kibali gold project and the AGK project in the DRC and the Mponeng CLR project and project Zaaiplaats in South Africa, as well as various greenfields and brownfields exploration projects and feasibility studies, will require significant funding. Our operating cash flow and credit facilities may be insufficient to meet all of these expenditures, depending on the timing and costs of development of these and other projects. As a result, new sources of capital may be needed to meet the funding requirements of these developments, to fund ongoing business activities and to pay dividends. Our ability to raise and service significant new sources of capital will be a function of macroeconomic conditions, future gold prices, our operational performance and operating cash flow and debt position, among other factors. We intend to raise long-term debt financing in the capital markets but cannot provide assurance that we will be able to do so on acceptable terms, if at all. Our ability to raise long-term debt financing and the cost of such financing will depend on, among other factors, our prevailing credit rating, which may be affected by our ability to maintain our outstanding debt and financial ratios at levels acceptable to the credit ratings agencies, our business prospects or other factors. As a result, in the event of lower gold prices, unanticipated operating or financial challenges, or new funding limitations, our ability to pursue new business opportunities, invest in existing and new projects, fund our ongoing business activities, retire or service all outstanding debt and pay dividends could be significantly constrained, all of which could adversely affect our results of operations and our financial condition.

We do not operate two of our significant joint venture projects. If the operators of these projects do not perform effectively and efficiently, our investment in these projects could be adversely affected and/or our reputation could be harmed.

Our joint ventures at Morila in Mali and at Kibali in the DRC are operated by our joint venture partners. While we provide strategic management and operational advice to our joint venture partners in respect of these projects, we cannot ensure that these projects are operated in compliance with the standards that we apply in our other operations. If these joint ventures are not operated effectively or efficiently, including as a result of weaknesses in the policies, procedures and controls implemented by the joint venture partners, our investment in the relevant project could be adversely affected. In addition, negative publicity associated with ineffective and inefficient operatorship, particularly relating to any resulting accidents or environmental incidents, could harm our reputation.

Our mineral reserves, deposits and mining operations are located in countries that face political, economic and/or security risks.

Some of our mineral deposits and mining and exploration operations are located in countries that have experienced political instability and economic uncertainty. In all of the countries where we operate, the formulation or implementation of government policies may be unpredictable on certain issues including regulations which impact our operations and changes in laws relating to issues such as mineral rights and asset ownership, taxation, royalties, import and export duties, currency transfers, restrictions on foreign currency holdings and repatriation of earnings.

Any existing and new mining and exploration operations and projects we carry out in these countries are, and will be subject to, various national and local laws, policies and regulations governing the ownership, prospecting, development and mining of mineral reserves, taxation and royalties, exchange controls, import and export duties and restrictions, investment approvals, employee and social community relations and other matters.

If, in one or more of these countries, we were not able to obtain or maintain necessary permits, authorizations or agreements to implement planned projects or continue our operations under conditions or within time frames that make such plans and operations economic, or if legal, ownership, fiscal (including all royalties and duties), exchange control, employment, environmental and social laws and regimes, or the governing political authorities change materially, resulting in changes to such laws and regimes, our results of operations and our financial condition could be adversely affected.

Certain of the countries in which we have mineral deposits or mining or exploration operations, including the DRC and Colombia, have in the past experienced, and in certain cases continue to experience, a difficult security environment as well as political instability. In particular, various illegal groups active in regions in which we are present may pose a credible threat of terrorism, extortion and kidnapping, which could have an adverse effect on our operations in such regions. In the event that continued operations in these countries compromise our security or business principles, we may withdraw from these countries on a temporary or permanent basis.

In December 2008, the National Council for Democracy and Development, or CNDD, seized power in Guinea after the death of the country’s long-standing president, Lasana Conte. Moussa Dadis Camara, president of the CNDD, announced on December 27, 2008 the creation of a committee to examine and revise all existing mining agreements in Guinea. The committee’s review process has not yet commenced and we are currently unable to predict the timing and outcome of the committee’s examination. Pursuant to the direction of president Moussa Dadis Camara or his ministers, production at our Siguiri mine in Guinea and the export of gold from Guinea were temporarily interrupted during 2009. At the end of June 2009, following an embargo on the export of gold from Guinea and discussions with the government of Guinea centered on the nature and protocols of an environmental fund related to our existing $27 million provision for environmental rehabilitation of Siguiri as of June 30, 2009, we agreed and made an advance payment of $10 million to the government of Guinea in respect of our environmental rehabilitation provision, subject to an undertaking from the government of Guinea that the funds be used solely for the environmental rehabilitation of Siguiri and that the payment be offset against the balance of our future environmental liabilities related to Siguiri. We cannot give any assurance that future stoppages of this nature may not occur, or that further payments in advance of future liabilities will not be demanded by the government of Guinea. Such stoppages, if prolonged, could have a material adverse effect on the Siguiri mine. On December 3, 2009, president Moussa Dadis Camara was shot in an apparent assassination attempt and on January 15, 2010, president Moussa Dadis Camara signed a transition agreement allowing for the end of military rule, presidential elections and the transfer of Guinea back to civilian rule. A new transitional government was appointed on February 15, 2010 and is charged with organizing presidential elections by July 2010. President Moussa Dadis Camara has ruled himself out of running in future presidential elections and the key figures in Guinea’s military hierarchy have all publicly vowed their support for the end to military rule. It is not certain what impact any future political instability in Guinea may have on our ability to manage and operate our mining operations in Guinea.

In Mali and Tanzania, we are due refunds of input tax and fuel duties which remain outstanding for periods longer than those provided for in the respective statutes. In addition, we have outstanding assessments and unresolved tax disputes in a number of countries. If the outstanding VAT input taxes are not received, the tax disputes are not resolved and assessments are not made in a manner favorable to us, it could have an adverse effect upon our results of operations and our financial condition.

Labor disruptions and/or increased labor costs could have an adverse effect on our results of operations and financial condition.

Our employees in South Africa, some South American countries, Ghana and Guinea are highly unionized. Trade unions therefore have a significant impact on our labor relations climate, as well as on social and political reforms, most notably in South Africa. There is a risk that strikes or other types of conflict with unions or employees may occur at any of our operations, particularly where the labor force is unionized. It is uncertain whether labor disruptions will be used to advocate labor, political or social goals in the future. Material labor disruptions could have an adverse effect on our results of operations and our financial condition.

As at December 31, 2009, approximately 67% of our workforce excluding contractors, or approximately 59% of our total workforce, was located in South Africa. In South Africa, it has become established practice to negotiate wages and conditions of employment with the unions every two years through the Chamber of Mines of South Africa. An agreement was signed with the unions in July 2009, following negotiations among the National Union of Mineworkers, the United Associations of South Africa, or UASA (on behalf of some clerical and junior management staff) and Solidarity (on behalf of a small number of miners) and the Chamber of Mines. This two-year wage agreement was reached without resort to any industrial action. We have agreed to an increase that has a 9.7% impact on payroll costs for our South African operations in the first year and 1% above inflation, with a guaranteed minimum of 7.5%, in the second year. These wage increases were effective July 1, 2009. The next round of negotiations is expected to take place in 2011. We cannot give assurance that we will be able to renegotiate this agreement on satisfactory terms when it expires in July 2011.

As at December 31, 2009, approximately 11% of our workforce excluding contractors, or approximately 12% of our total workforce, was located in Ghana. In Ghana, a three-year wage agreement for the years 2009 to 2011, effective from January 1, 2009, was reached towards the end of 2009. We have agreed to increases that have a 10%, 12% and 12% impact on payroll costs for our Ghanaian operations for 2009, 2010 and 2011, respectively. The next round of negotiations is expected to take place in 2011. We cannot give assurance that we will be able to renegotiate this agreement on satisfactory terms when it expires at the end of December 2011.

Labor costs represent a substantial proportion of our total operating costs, and in many operations, including our South African, Ghanaian and Tanzanian operations, is our single largest operating cost component. Any increases in labor costs have to be off-set by greater productivity efforts by all operations and employees.

Certain factors may affect our ability to support the carrying amount of our property, plant and equipment, acquired properties, investments and goodwill on our balance sheet. If the carrying amount of our assets is not recoverable, we may be required to recognize an impairment charge, which could be significant.

We review and test the carrying value of our assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. We value individual mining assets at the lowest level for which identifiable cash flows are identifiable as independent of cash flows of other mining assets and liabilities.

If there are indications that impairment may have occurred, we prepare estimates of expected future cash flows for each group of assets. Expected future cash flows are inherently uncertain, and could materially change over time. They are significantly affected by reserve and production estimates, together with economic factors such as spot and forward gold prices, discount rates, currency exchange rates, estimates of costs to produce reserves and future capital expenditure.

If any of these uncertainties occur either alone or in combination, it could require management to recognize an impairment, which could adversely affect our financial condition.

The use of mining contractors at certain of our operations may expose us to delays or suspensions in mining activities and increases in mining costs.

We use mining contractors at certain of our operations to mine and deliver ore to processing plants. Consequently, at these mines, we do not own all of the mining equipment, and contracting costs represent a significant proportion of the total operating costs of these operations. Our operations could be disrupted, resulting in additional costs and liabilities, if the mining contractors at these mines have financial difficulties, or should there be a dispute in renegotiating a mining contract, or a delay in replacing an existing contractor. Increases in contract mining rates, in the absence of associated productivity increases, will also have an adverse impact on our results of operations and financial condition.

We compete with mining and other companies for key human resources.

We compete with mining and other companies on a global basis to attract and retain key human resources at all levels with appropriate technical skills and operating and managerial experience necessary to continue to operate our business. This is further exacerbated in the current environment of increased mining activity across the globe, combined with the global shortage of key mining industry human resource skills, including geologists, mining engineers, metallurgists and skilled artisans.

The retention of staff is particularly challenging in South Africa, where, in addition to the impacts of global industry shortages of skilled labor, we are also required to achieve employment equity targets of participation by HDSAs in management and other positions.

We compete with all companies in South Africa to attract and retain a small but growing pool of HDSAs with the necessary skills and experience.

There can be no assurance that we will attract and retain skilled and experienced employees and, should we fail to do so or lose any of our key personnel, our business and growth prospects may be harmed and our results of operations and our financial condition could be adversely affected.

The treatment of occupational health diseases and the potential liabilities related thereto may have an adverse effect upon the results of our operations and our financial condition.

The primary areas of focus in respect of occupational health within our operations in terms of employee welfare are noise induced hearing loss, or NIHL, occupational lung diseases, or OLD, which includes pulmonary and tuberculosis, or TB, in silica dust exposed individuals. We provide occupational health services to our employees at our occupational health centers and we continue to improve preventative occupational hygiene initiatives. If the costs associated with providing such occupational health services increase, the increase could have an adverse effect on our results of operations and our financial condition.

The South African government, by way of a cabinet resolution in 1999, has proposed a possible combination and alignment of benefits of the Occupational Diseases in Mines and Works Act, or ODMWA, that provides for compensation to miners who have OLD, TB and combinations thereof, and the Compensation for Occupational Injuries and Diseases Act, or COIDA, that provides for compensation to non-miners who have OLD. It appears less likely that the proposed combination of the two acts will occur but some alignment of benefits may be considered. COIDA provides for compensation payments to workers suffering permanent disabilities from OLD, which are classified as pension liabilities if the permanent disability is above a certain threshold, or a lump sum compensation payment if the permanent disability is below a certain threshold. ODMWA only provides for a lump sum compensation payment to workers suffering from OLD. The capitalized value of a pension liability (in accordance with COIDA) is usually greater than that of a lump sum compensation payment (under ODMWA). In addition, under COIDA compensation becomes payable at a lower threshold of permanent disability than under ODMWA. It is estimated that under COIDA about two to three times more of our employees would be compensated as compared with those eligible for compensation under ODMWA.

If the proposed combination of COIDA and ODMWA were to occur, this could further increase the level of compensation claims we could be subject to and consequently could have an adverse effect on our financial condition.

Mr. Thembekile Mankayi instituted a legal action against us in October 2006 in the South Gauteng High Court. Mr. Mankayi claimed approximately ZAR2.6 million for damages allegedly suffered by him as a result of silicosis allegedly contracted while working on mines now owned by us. The case was heard and a judgment in the exception action was rendered on June 26, 2008 in our favor on the basis that mine employers are insured under ODMWA and COIDA against compensable diseases, which precludes common law delictual claims by employees against employers. The appeal of Mr. Mankayi to the Supreme Court of Appeal of South Africa was dismissed. Mr. Mankayi may now elect to approach the Constitutional Court of South Africa for relief. The Constitutional Court had previously found in another case that COIDA compensation is constitutional. If we are ultimately unsuccessful in defending this suit, we could be subject to numerous similar claims which could have an adverse effect on our financial condition.

In response to the effects of silicosis in labor sending communities, a number of mining companies (under the auspices of the Chamber of Mines), together with the NUM, which is the largest union in the mining sector and the national and regional departments of health have embarked on a project to assist in the delivery of compensation and relief by mining companies under the ODMWA to communities that have been affected.

We face certain risks in dealing with HIV/AIDS, particularly at our South African operations, and with tropical disease outbreaks such as malaria, which may have an adverse effect on our results of operations.

AIDS and associated diseases remain the major health care challenge faced by our South African operations. Accurate prevalence data for AIDS is not available owing to doctor-patient confidentiality. The South African workforce prevalence studies indicate that the percentage of our South African workforce that may be infected by HIV may be as high as 30%. We are continuing to develop and implement various programs aimed at helping those who have been infected with HIV and preventing new infections. Since 2001, we have offered a voluntary counselling and HIV testing program for employees in South Africa. In 2002, we began to offer anti-retroviral therapy, or ART, to HIV positive employees who met the current medical criteria for the initiation of ART. From April 2003, we commenced a rollout of the treatment to all eligible employees desiring it. In all, 4,325 employees have attended the wellness clinics in the last six months, and as of December 2009, approximately 2,216 employees were receiving treatment using anti-retroviral drugs.

We do not expect the cost that it will incur related to the prevention of HIV infection and the treatment of AIDS to materially and adversely affect our results of operations. Nevertheless, it is not possible to determine with certainty the costs that we may incur in the future in addressing this issue, and consequently our results of operations and our financial condition could be adversely affected.

Malaria and other tropical diseases pose significant health risks at all of our operations in Central, West and East Africa where such diseases may assume epidemic proportions because of ineffective national control programs. Malaria is a major cause of death in young children and pregnant women but also gives rise to fatalities and absenteeism in adult men. Consequently, if uncontrolled, the disease could have an adverse effect upon productivity and profitability levels of our operations located in these regions.

The costs associated with the pumping of water inflows from closed mines adjacent to our operations could have an adverse effect upon our results of operations.

Certain of our mining operations are located adjacent to the mining operations of other mining companies. The closure of a mining operation may have an impact upon continued operations at the adjacent mine if appropriate preventative steps are not taken. In particular, this can include the ingress of underground water where pumping operations at the adjacent closed mine are suspended. Such ingress could have an adverse effect upon any one of our mining operations as a result of property damage, disruption to operations and additional pumping costs and consequently could have an adverse impact upon our results of operations and our financial condition.

Proposed regulation of over the counter (OTC) derivatives may adversely affect our financial condition and results of operations.

There are proposals in the European Union and the United States to introduce laws and regulations that affect OTC derivatives, including rules that would increase collateralization and push many so-called standardized OTC derivatives into central clearing. These proposals, if enacted and depending on their terms, could:

•	adversely affect the costs of trading in derivatives, including for commodity, interest rate and foreign exchange hedging purposes;

•	adversely affect pricing and other terms on which dealers are prepared to offer derivative contracts;

•	adversely affect the use of derivatives for purposes other than pure hedging; or

•	increase the working capital required by non-financial firms using derivatives for hedging purposes or render uneconomical the use of derivatives for hedging purposes thereby exposing non-financial firms to unhedgeable risks.

We make use of financial derivatives in our treasury activities, particularly for gold, interest rate and foreign exchange hedging, and as a result any of the foregoing could adversely affect our financial condition and results of operations.

The occurrence of events for which we are not insured or for which our insurance is inadequate may adversely affect our cash flows and overall profitability.

We maintain insurance to protect only against catastrophic events which could have a significant adverse effect on our operations and profitability. This insurance is maintained in amounts that we believe to be reasonable depending upon the circumstances surrounding each identified risk. However, our insurance does not cover all potential risks associated with our business. In addition, we may elect not to insure certain risks, due to the high premiums associated with insuring those risks or for various other reasons, including an assessment that the risks are remote.

We may not be able to obtain insurance coverage at acceptable premiums. The availability and cost of insurance coverage can vary considerably from year to year as a result of events beyond our control or from claims, and this can result in higher premiums and periodically being unable to maintain the levels or types of insurance carried.

The occurrence of events for which we are not insured may adversely affect our cash flows and overall profitability and our financial condition.

Risks relating to an investment in our notes

There may not be a liquid market for the notes.

The notes are a new issue of securities for which there is currently no trading market. We cannot assure you that a trading market for the notes will develop or be maintained in the United States or elsewhere. If an active market for the notes fails to develop or be sustained, the trading price of the notes could fall, and even if an active trading market were to develop, the notes could trade at prices that may be lower than the initial offering price. There can be no assurance as to the liquidity of any market that may develop for the notes, the ability of holders to sell their notes, or the prices at which holders might be able to sell their notes.

Our financial performance and other factors could adversely impact our ability to make payments on the notes.

Our ability to make scheduled payments with respect to our indebtedness, including the notes and the guarantees of the notes, will depend on our financial and operating performance, which, in turn, is subject to prevailing economic conditions and to financial, business and other factors beyond our control.

Ratings for the notes may not reflect all risks of an investment in the notes.

The notes will be rated by at least two nationally recognized statistical rating organizations. Any rating is not a recommendation to purchase, sell or hold any particular security, including the notes. These ratings are limited in scope and do not comment as to market price or suitability for a particular investor. The ratings for the notes may not reflect the potential impact of all risks related to structure and other factors on any trading market for, or trading value of, your notes. In addition, ratings at any time may be lowered or withdrawn in their entirety. Actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under further review for a downgrade, could affect the market value of the notes and increase our borrowing costs.

The notes do not restrict our ability to incur additional debt, including debt of our subsidiaries, or prohibit us from taking other action that could negatively impact holders of the notes. Your right to receive payments on the notes is structurally subordinated to other liabilities of our subsidiaries other than AngloGold Ashanti Holdings plc.

We are not restricted under the terms of the indenture or the notes from incurring additional indebtedness including indebtedness of our subsidiaries. None of our subsidiaries will guarantee the notes. As such, the notes will be structurally subordinated to any existing or future indebtedness of our subsidiaries other than AngloGold Ashanti Holdings plc to the extent of the assets of such subsidiaries.

The terms of the indenture limit our ability to secure additional capital markets debt without also securing the notes and to enter into sale and leaseback transactions. However, these limitations are subject to numerous exceptions, including an exception for the incurrence of non-capital markets debt such as debt under credit facilities. See “Description of Debt Securities — Limitations on Liens” in the prospectus. In addition, the terms of the indenture and the notes do not require us to achieve or maintain any minimum financial results relating to our financial position or results of operations. Our ability to recapitalize, incur additional debt, secure existing or future debt or take a number of other actions that are not limited by the terms of the indenture and the notes could have the effect of diminishing our ability to make payments on the notes when due.

Holdings may be unable to purchase the notes upon a change of control repurchase event

If we experience a change of control and a particular series of the notes experiences a specified credit rating decline, we will be required to offer to purchase such notes for cash at a price equal to 101% of the principal amount of such notes plus accrued and unpaid interest, if any, to the date of purchase in order to avoid an event of default under the indenture governing the notes. See “Description of Notes — Change of Control Repurchase Event”. A change of control may also require us to repay other outstanding debt, including our $732.5 million convertible bond. In the event of a change of control and a specified credit rating decline relating to the notes, we may not have sufficient funds to purchase all of the affected notes and to repay other debt that may become due.

The notes will initially be held in book-entry form and therefore you must rely on the procedures of the relevant clearing systems to exercise any rights and remedies.

Unless and until definitive registered notes are issued in exchange for book-entry interests in the notes, owners of the book-entry interests will not be considered owners or holders of the notes. Instead, the registered holder, or their respective nominee, will be the sole holder of the notes. Payments of principal, interest and other amounts owing on or in respect of the notes in global form will be made to The Bank of New York Mellon (as paying agent for the notes), which will make payments to the common depositary, which will in turn distribute payments to DTC. Thereafter, payments will be made by DTC to participants in these systems and then by such participants to indirect participants. After payment to the common depositary neither we, the trustee nor the paying agent will have any responsibility or liability of any aspect of the records related to, or payments of, interest, principal or other amounts to DTC or to owners of book-entry interests.

Unlike holders of the notes themselves, owners of book-entry interests will not have the direct right to act upon our solicitations or consents or requests for waivers or other actions from holders of the notes that we may choose to make in the future. Rather, owners of book-entry interests will be permitted to act only to the extent that they have received appropriate proxies to do so from DTC or, if applicable, from a participant. We cannot assure you that procedures implemented for the granting of such proxies will be sufficient to enable you to vote on any such solicitations or requests for actions on a timely basis.

You may be unable to recover in civil proceedings for US securities laws violations.

AngloGold Ashanti Holdings plc is organized under the laws of the Isle of Man and AngloGold Ashanti Limited is organized under the laws of the Republic of South Africa. Many of our assets are located outside the United States. In addition, all of the members of the Board of Directors of AngloGold Ashanti Holdings plc and most of the members of the Board of Directors and officers of AngloGold Ashanti Limited are residents of countries other than the United States. As a result, it may be impossible for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in US courts predicated upon civil liability provisions of the US securities laws. In addition, we cannot assure you that civil liabilities predicated upon the federal securities laws of the United States will be enforceable in the Isle of Man or the Republic of South Africa. See “Enforceability of Certain Civil Liabilities”.

USE OF PROCEEDS

The net proceeds of the offering of the notes, after payment of the underwriters’ commissions and other expenses of the offering, are expected to amount to $983.0 million. We intend to use the net proceeds from the offering of the notes to repay and retire a term loan with Standard Chartered Bank and for general corporate purposes, including to fund capital expenditures and the development of our project pipeline. Pending such application, we may temporarily repay indebtedness under our credit facilities or place the funds in short-term bank deposits. Certain affiliates of the underwriters are lenders under these facilities and, as a consequence, may receive a portion of the proceeds from this offering. See “Underwriting — Conflicts of Interest”. The weighted average maturity and interest rate of our borrowings was approximately 2.2 years and 2.3%, respectively, at February 28, 2010.

CAPITALIZATION

The following table sets forth our consolidated capitalization at February 28, 2010, unless otherwise stated, on an actual basis and as adjusted to give effect to our estimated offering proceeds of $983.0 million after deducting the underwriting discount and other offering-related expenses and after giving effect to the use of such offering proceeds as described in “Use of Proceeds”. You should read this table together with our US GAAP financial statements and related discussion and analysis included in our 2009 Form 20-F.

	As at
	February 28, 2010
	Actual	As adjusted
	(In $ millions)

Total debt(1)	1,962	2,712
2020 notes	—	700
2040 notes	—	300
Other debt	1,962	1,712

Equity (excluding noncontrolling interests)	3,320	3,320
600,000,000 authorized ordinary shares of 25 ZAR cents each; ordinary shares issued February 28, 2010 — 361,661,505(2)	12	12
Additional paid-in capital	7,839	7,839
Accumulated deficit(3)	(3,914)	(3,914)
Accumulated other comprehensive income and other reserves(3)	(617)	(617)

Total capitalization	5,282	6,032

(1)	As at February 28, 2010, 98% of our total debt was denominated in US dollars and 2% in South African rands. For a discussion regarding our secured and unsecured indebtedness, see “Item 5: Operating and financial review and prospects” included in our 2009 Form 20-F. As at February 28, 2010, secured and unsecured debt accounted for approximately $55 million and $1,907 million, respectively, of total debt.

(2)	As at February 28, 2010, up to 15,384,615 of our ADSs (representing up to 15,384,615 of our ordinary shares) were issuable upon conversion of $732,500,000 principal amount of 3.50% guaranteed convertible bonds issued by AngloGold Ashanti Holdings Finance plc. As at February 28, 2010, up to 4,575,948 of our ordinary shares were issuable upon exercise of options over our ordinary shares currently outstanding (including 1,770,635 fully-vested options).

(3)	As at December 31, 2009.

Except as disclosed above, there has been no material change since the dates indicated above in our consolidated capitalization or indebtedness.

RECONCILIATION OF TOTAL CASH COSTS AND
TOTAL PRODUCTION COSTS TO FINANCIAL STATEMENTS

Total cash costs as calculated and reported by us include costs for all mining, processing, onsite administration costs, royalties and production taxes, as well as contributions from by-products, but exclusive of depreciation, depletion and amortization, rehabilitation costs, employment severance costs, corporate administration costs, capital costs and exploration costs. Total cash costs per ounce are calculated by dividing attributable total cash costs by attributable ounces of gold produced.

Total production costs as calculated and reported by us include total cash costs, plus depreciation, depletion and amortization, employee severance costs and rehabilitation and other non-cash costs. Total production costs per ounce are calculated by dividing attributable total production costs by attributable ounces of gold produced.

Total cash costs and total production costs should not be considered by investors in isolation or as alternatives to production costs, net income/(loss) applicable to ordinary stockholders, income/(loss) before income tax provision, net cash provided by operating activities or any other measure of financial performance presented in accordance with US GAAP or as an indicator of our performance. Furthermore the calculation of total cash costs and total production costs, the calculation of total cash costs, total cash costs per ounce, total production costs and total production costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, we believe that total cash costs and total production costs in total by mine and per ounce by mine are useful indicators to investors and management as they provide:

•	an indication of profitability, efficiency and cash flows;

•	the trend in costs as the mining operations mature over time on a consistent basis; and

•	an internal benchmark of performance to allow for comparison against other mines, including both mines that we operate and those operated by other gold mining companies.

A reconciliation of production costs as included in our audited financial statements to total cash costs and to total production costs for each of the three years in the period ended December 31, 2009 is presented below.

AngloGold Ashanti operations — Total
(In $ millions, except as otherwise noted)

	Year ended December 31,
	2007	2008	2009

Production costs per financial statements	1,917	2,159	2,229
Plus:
Production costs of equity accounted joint ventures(1)	126	168	154
(Less)/plus:
Rehabilitation costs and other non-cash costs	(79)	12	(46)
Plus/(less):
Inventory movement	36	(22)	56
Royalties	89	99	105
Related party transactions(2)	(11)	(7)	(16)
Adjusted for:
Noncontrolling interests(3)	(59)	(61)	(65)
Non-gold producing companies and adjustments	(8)	(32)	41

Total cash costs	2,011	2,316	2,458
Plus:
Depreciation, depletion and amortization	678	661	637
Employee severance costs	19	9	14
Rehabilitation and other non-cash costs	79	(12)	46
Adjusted for:
Noncontrolling interests(3)	(20)	(23)	(9)
Non-gold producing companies and adjustments	(4)	(3)	(3)

Total production costs	2,763	2,948	3,143

Gold produced (000 ounces)(4)	5,477	4,982	4,599
Total cash costs per ounce(5)	367	465	534
Total production costs per ounce(5)	504	592	683

(1)	Attributable production costs and related expenses of equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.

(2)	Relates solely to production costs as included in our consolidated financial statements and has, accordingly, been included in total production costs and total cash costs.

(3)	Adjusting for noncontrolling interest of items included in calculation, to disclose the attributable portions only.

(4)	Attributable production only.

(5)	In addition to the operational performances of the mines, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for the periods indicated below were as follows:

	Year Ended December 31,
	2005	2006	2007	2008	2009

Ratio of earnings to fixed charges	$(232):$96(1)	$66:$87(1)	$(571):$85(1)	$(223):$102(1)	$(674):$136(1)

(1)	In millions. In each year, we had a deficiency of earnings to fixed charges.

We computed the ratio of earnings to fixed charges by dividing the amount of earnings by the amount of fixed charges. For the purposes of calculating this ratio, and the deficiency, if any, of earnings available to cover fixed charges, we have calculated earnings by adding (i) pre-tax income from continuing operations before income from affiliates, tax and noncontrolling interests; (ii) fixed charges; (iii) amortization of capitalized interest; (iv) distributed income of equity investees (dividends received); and (v) our share of any pre-tax losses of equity investees for which charges from guarantees are included in fixed charges. Interest capitalized, preference security dividend requirements of consolidated subsidiaries, and the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges were subtracted from the total of the added items to give earnings. For the purposes of calculating the ratio of earnings to fixed charges and the deficiency, if any, of earnings available to cover fixed charges, fixed charges consist of the total of (i) interest expensed; (ii) interest capitalized; (iii) amortized premiums, discounts and capitalized expenses related to indebtedness; (iv) estimates of interest within rental expense; and (v) preference security dividend requirements of consolidated subsidiaries.

EXCHANGE RATE INFORMATION

The following table sets forth, for the periods and dates indicated, certain information concerning US dollar/South African rand exchange rates expressed in rands per $1.00. On April 20, 2010, the interbank rate between rands and US dollars as reported by OANDA Corporation was ZAR7.45 = $1.00.

Year Ended December 31	High	Low	Year-end	Average(1)

2005(2)	6.92	5.64	6.33	6.35
2006(2)	7.94	5.99	7.04	6.81
2007(2)	7.49	6.45	6.81	7.03
2008(2)	11.27	6.74	9.30	8.26
2009(3)	10.70	7.21	7.41	8.44
2010 (through April 20, 2010)(3)	7.89	7.17	7.47	7.50

(1)	The average rate of exchange on the last business day of each month during the year.

(2)	Based on the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York.

(3)	Based on the interbank rate between rands and US dollars as reported by OANDA Corporation.

The following table sets forth, for the months indicated, average, high and low data as reported by OANDA Corporation.

Exchange Rate Information for the Months of	High	Low	Average(1)

October 2009	7.86	7.21	7.49
November 2009	8.20	7.31	7.56
December 2009	7.77	7.26	7.51
January 2010	7.67	7.23	7.48
February 2010	7.89	7.42	7.70
March 2010	7.71	7.21	7.45
April 2010 (through April 20, 2010)	7.49	7.17	7.32

(1)	The average rate of all ask prices for the month.

DESCRIPTION OF NOTES

This section describes the specific financial and legal terms of the notes and supplements the more general description under “Description of Debt Securities” of the attached prospectus. To the extent that the following description is inconsistent with the terms described under “Description of Debt Securities” in the attached prospectus, the following description replaces that in the attached prospectus.

The following description is a summary of material provisions of the notes and the indenture and does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the notes and the indenture, including the definitions therein of certain terms.

General

The 2020 notes and the 2040 notes will each constitute a separate series of debt securities issued under the indenture among Holdings as issuer, AngloGold Ashanti Limited as guarantor and The Bank of New York Mellon as trustee. Book-entry interests in the notes will be issued in minimum denominations of $1,000 and in integral multiples of $1,000 in excess thereof. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months. The indenture, the notes and the guarantees are each governed by the laws of the State of New York.

The 2020 notes will be issued in an aggregate principal amount of $700,000,000 and will mature on April 15, 2020. The 2020 notes will bear interest at a rate of 5.375% per annum, payable semi-annually in arrears on April 15 and October 15 of each year, commencing October 15, 2010. The 2040 notes will be issued in an aggregate principal amount of $300,000,000 and will mature on April 15, 2040. The 2040 notes will bear interest at a rate of 6.50% per annum, payable semi-annually in arrears on April 15 and October 15 of each year, commencing October 15, 2010. The regular record dates for the notes will be every April 1 and October 1 of each year.

If any scheduled interest payment date is not a business day, Holdings will pay interest on the next business day, but interest on that payment will not accrue during the period from and after the scheduled interest payment date. If the scheduled maturity date or date of redemption or repayment is not a business day, Holdings may pay interest and principal and premium, if any, on the next succeeding business day, but interest on that payment will not accrue during the period from and after the scheduled maturity date or date of redemption or repayment.

A “business day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in New York City or in the City of London.

The notes will be unsecured and unsubordinated indebtedness of Holdings and will rank equally with all of its other unsecured and unsubordinated indebtedness from time to time outstanding.

The principal corporate trust office of the trustee in New York City is designated as the principal paying agent. Holdings may at any time designate additional paying agents or rescind the designation of paying agents or approve a change in the office through which any paying agent acts.

Further Issuances

Holdings may, without the consent of the holders of the notes of any series, issue additional notes of one or more series having the same ranking and same interest rate, maturity date, redemption terms and other terms as the notes described in this prospectus supplement except for the price to the public and issue date, provided however, that no such additional notes may be issued unless they are fungible with the notes for U.S. federal income tax purposes. Any such additional notes, together with the notes of such series offered by this prospectus supplement, will constitute a single series of securities under the indenture and are included in the definition of “notes” in this section where the context requires. There is no limitation on the amount of notes or other debt securities that Holdings may issue under the indenture.

Optional Redemption

The notes will be redeemable as a whole or in part, at the option of Holdings or AngloGold Ashanti Limited at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes of such series to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued and unpaid to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus the Make-whole Spread, plus, in each case, accrued and unpaid interest thereon to, but not including, the date of redemption. Further installments of interest on the notes of such series to be redeemed that are due and payable on the interest payment dates falling on or prior to a redemption date shall be payable on the interest payment date to the registered holders as of the close of business on the relevant regular record date according to the notes of such series and the indenture.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity or interpolated maturity (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of such series of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such series of the notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by Holdings.

“Comparable Treasury Price” means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if Holdings obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer” means each of Barclays Capital Inc., Goldman, Sachs & Co. or their affiliates that are primary U.S. Government securities dealers and two other primary U.S. Government securities dealers in New York City selected by Holdings, and their respective successors; provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer in New York City, Holdings shall substitute therefor another such primary U.S. Government securities dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by Holdings, of the bid and asked prices fur the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to Holdings by such Reference Treasury Dealer at 3:30 p.m. New York City time on the third business day preceding such redemption date.

“Make-whole Spread” means 25 basis points with respect to the 2020 notes and 30 basis points with respect to the 2040 notes.

Holdings will give notice to each holder of notes of such series to be redeemed of any redemption Holdings or AngloGold Ashanti Limited propose to make at least 30 days, but not more than 60 days, before the redemption date or request that the trustee send such notice of redemption to each holder of notes of such series to be redeemed in the name of Holdings and at its expense. If fewer than all of the notes of a series are to be redeemed, the notes of such series to be redeemed shall be selected by the trustee by lot or any other such method as the trustee deems to be fair and appropriate.

Unless Holdings or AngloGold Ashanti defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption.

Optional Tax Redemption

In the event of various tax law changes after the date of this prospectus supplement and other limited circumstances that require Holdings or AngloGold Ashanti Limited to pay additional amounts, as described in the attached prospectus under “Description of Debt Securities — Payment of Additional Amounts with Respect to the Debt Securities”, Holdings or AngloGold Ashanti Limited may call all, but not less than all, of the relevant series of notes for redemption. This means Holdings or AngloGold Ashanti Limited may repay that series of notes early. You have no right to require Holdings or AngloGold Ashanti Limited to call a series of notes. We discuss our ability to redeem the notes in greater detail under “Description of Debt Securities — Optional Tax Redemption” in the attached prospectus.

If Holdings or AngloGold Ashanti Limited call a series of notes, Holdings or AngloGold Ashanti Limited must pay you 100% of their principal amount. Holdings or AngloGold Ashanti Limited will also pay you unpaid accrued interest to the redemption date. The relevant series of notes will stop bearing interest on the redemption date, even if you do not collect your money. Holdings will give notice to each holder of notes to be redeemed of any redemption Holdings or AngloGold Ashanti Limited proposes to make at least 30 days, but not more than 60 days, before the redemption date or request that the trustee send such notice of redemption to each holder of notes to be redeemed in the name of Holdings and at its expense.

Change of Control Repurchase Event

If a change of control repurchase event occurs in respect of a particular series of notes, unless either Holdings or AngloGold Ashanti Limited has exercised its right to redeem such series of notes as described under “— Optional Redemption” above or “Description of Debt Securities — Optional Tax Redemption” in the prospectus, Holdings will be required to make an offer to each holder of such notes to repurchase all or any part (in minimal denominations of $1,000 and integral multiples of $1,000 in excess thereof) of that holder’s notes at a repurchase price in cash equal to 101% of the aggregate principal amount of the notes repurchased plus any accrued and unpaid interest on the notes repurchased to, but not including, the date of repurchase. Within 30 days following any change of control repurchase event or, at Holdings’ option, prior to any change of control, but after the public announcement of the proposed change of control, Holdings will mail a notice to each holder, with a copy to the trustee, describing the transaction or transactions that constitute or may constitute the change of control repurchase event and offering to repurchase notes on the payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, other than as may be required by law. The notice shall, if mailed prior to the date of consummation of the change of control, state that the offer to purchase is conditioned on a change of control repurchase event occurring on or prior to the payment date specified in the notice. Holders of notes electing to have their notes purchased pursuant to a change of control repurchase event offer will be required to surrender their notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the note completed, to the paying agent at the address specified in the notice, or transfer their notes to the paying agent by book-entry transfer pursuant to the applicable procedures of the paying agent, prior to the close of business on the third business day prior to the repurchase payment date. Holdings will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a change of control repurchase event. To the extent that the provisions of any applicable securities or corporate laws or regulations conflict with the change of control repurchase event provisions of the notes, Holdings will comply with the applicable securities or corporate laws and regulations and will not be deemed to have breached its obligations under the change of control repurchase event provisions of the notes by virtue of such conflict.

On the repurchase date following a change of control repurchase event, Holdings will, to the extent lawful:

(1) accept for payment all notes or portions of the notes properly tendered pursuant to Holdings’ offer;

(2) deposit with the paying agent an amount equal to the aggregate purchase price in respect of all the notes or portions of the notes properly tendered; and

(3) deliver or cause to be delivered to the trustee the notes properly accepted, together with an officers’ certificate stating the aggregate principal amount of notes being purchased by Holdings.

The paying agent will promptly mail to each holder of notes properly tendered the purchase price for the notes (or make payment through the depositary), and the trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new note equal in principal amount to any unpurchased portion of any notes surrendered; provided, however, that each new note will be in a minimum principal amount of $1,000 and integral multiples of $1,000 in excess thereof.

Holdings will not be required to make an offer to repurchase the notes issued by it upon a change of control repurchase event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by Holdings and such third party purchases all notes properly tendered and not withdrawn under its offer.

For purposes of the foregoing discussion of a repurchase at the option of holders, the following definitions are applicable:

“change of control” means the occurrence of any of the following:

(1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger, scheme of arrangement, amalgamation or consolidation), in one or a series of related transactions, of all or substantially all of the assets of AngloGold Ashanti Limited and its subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than to AngloGold Ashanti Limited or one of its subsidiaries;

(2) the consummation of any transaction (including, without limitation, any merger, scheme of arrangement, amalgamation or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) (other than a subsidiary of AngloGold Ashanti Limited) becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the combined voting power of AngloGold Ashanti Limited’s voting stock or other voting stock into which AngloGold Ashanti Limited’s voting stock is reclassified, consolidated, exchanged or changed measured by voting power rather than number of shares;

(3) AngloGold Ashanti Limited consolidates with, or merges with or into, or enters into a scheme of arrangement with or amalgamates with, any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), or any person consolidates with, or merges with or into, or enters into a plan or arrangement with, AngloGold Ashanti Limited, in any such event pursuant to a transaction in which any of the outstanding voting stock of AngloGold Ashanti Limited or such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of the voting stock of AngloGold Ashanti Limited outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the voting stock of the surviving person or any direct or indirect parent company of the surviving person immediately after giving effect to such transaction;

(4) the first day on which the majority of the members of the board of directors of AngloGold Ashanti Limited cease to be continuing directors; or

(5) the adoption of a plan relating to the liquidation or dissolution of AngloGold Ashanti Limited.

Notwithstanding the foregoing, a transaction will not be deemed to involve a change of control if (1) AngloGold Ashanti Limited becomes a direct or indirect wholly-owned subsidiary of a holding company and (2)(A) the direct or indirect holders of the voting stock of such holding company immediately following that transaction are substantially the same as the holders of AngloGold Ashanti Limited’s voting stock immediately prior to that transaction or (B) immediately following that transaction, no “person” (as that term is used in Section 13(d)(3) of the Exchange Act) (other than a holding company satisfying the requirements of this sentence) is the beneficial owner, directly or indirectly, of more than 50% of the voting stock of such holding company.

The definition of change of control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of AngloGold Ashanti Limited’s and its subsidiaries’ properties or assets taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all”, there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require Holdings to repurchase such holder’s notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of AngloGold Ashanti Limited’s and its subsidiaries’ assets taken as a whole to another person or group may be uncertain.

“change of control repurchase event” means, provided the applicable series of notes carries an investment grade rating from both of the rating agencies immediately prior to the occurrence of the change of control or the public notice of the intention by AngloGold Ashanti Limited to effect the change of control, as the case may be, the applicable series of notes ceases to be rated investment grade by each of the rating agencies on any date during the 60-day period (which period shall be extended so long as the rating of the applicable series of notes is under publicly announced consideration for a possible downgrade by any of the rating agencies) after the earlier of (1) the occurrence of a change of control; and (2) public notice of the intention by AngloGold Ashanti Limited to effect a change of control; provided, however, that a change of control repurchase event shall be deemed not to have occurred if (A) a rating agency that has reduced its rating of the notes below investment grade during that period does not announce or publicly confirm or inform the trustee in writing at Holdings’ request that the reduction was the result, in whole or in part, of any event or circumstance comprised from or arising as a result of the applicable change of control (regardless of whether that change of control shall then have occurred) or (B) a rating of the notes by one of the rating agencies is within that period subsequently upgraded to an investment grade credit rating. Notwithstanding the foregoing, a change of control repurchase event will be deemed not to have occurred in connection with any particular change of control unless and until such change of control has actually been consummated.

“continuing director” means, as of any date of determination, any member of the board of directors of AngloGold Ashanti Limited who:

(1) was a member of such board of directors on the date of the closing of this offering; or

(2) was nominated for election, elected or appointed to such board of directors with the approval of a majority of the continuing directors who were members of such board of directors at the time of such nomination, election or appointment (either by a specific vote or by approval of AngloGold Ashanti Limited’s proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination).

“investment grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating categories of Moody’s); a rating of BBB-or better by S&P (or its equivalent under any successor rating categories of S&P); and the equivalent investment grade credit rating from any additional rating agency or rating agencies selected by AngloGold Ashanti Limited as a replacement rating agency or replacement ratings agencies.

“Moody’s” means Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation, and its successors.

“rating agency” means each of Moody’s and S&P; provided, however, that if either Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of AngloGold Ashanti Limited’s control, AngloGold Ashanti Limited may select (as certified by a resolution of AngloGold Ashanti Limited’s board of directors) a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, as a replacement agency for Moody’s or S&P, or both of them, as the case may be.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors.

“voting stock” of any specified “person” (as that term is used in Section 13(d)(3) of the Exchange Act) as of any date means the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

The change of control repurchase event feature of the notes may in certain circumstances make more difficult or discourage a sale or takeover of AngloGold Ashanti Limited and, thus, the removal of incumbent management. Subject to the limitations discussed below, AngloGold Ashanti Limited could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a change of control repurchase event under the notes, but that could increase the amount of indebtedness outstanding at such time or otherwise affect AngloGold Ashanti Limited’s capital structure or credit ratings on the notes. Restrictions on AngloGold Ashanti Limited’s ability to incur liens are contained in the covenants as described under “Description of Debt Securities — Limitation on Liens” in the prospectus.

Holdings may not have sufficient funds to repurchase all the notes upon a change of control repurchase event. See “Risk Factors — Risks relating to an investment in our notes — Holdings may be unable to purchase the notes upon a change of control repurchase event”.

Payment of Additional Amounts

The government of South Africa, the Isle of Man, any other jurisdiction where AngloGold Ashanti Limited or Holdings is a tax resident or in which AngloGold Ashanti Limited or Holdings do business, as the case may be, or the government of a jurisdiction in which a successor to either of AngloGold Ashanti Limited or Holdings, as the case may be, is organized or is a tax resident, may require Holdings or AngloGold Ashanti Limited to withhold or deduct amounts from payments on the principal or interest on the notes or any amounts to be paid under the guarantees, as the case may be, for taxes, duties, assessments or any other governmental charges. If a withholding of this type is required, AngloGold Ashanti Limited or Holdings, as the case may be, may be required to pay you an additional amount so that the net amount you receive will be the amount specified in the note to which you are entitled. For more information on additional amounts and the situations in which AngloGold Ashanti Limited or Holdings must pay additional amounts, see “Description of Debt Securities — Payment of Additional Amounts with Respect to the Debt Securities” in the attached prospectus.

Covenants

Certain restrictive covenants apply to the notes as set forth in the indenture and described in “Description of Debt Securities — Limitation on Liens” and “— Limitation on Sale and Lease Back Transactions” of the attached prospectus.

In connection with the restrictive covenants set forth in the indenture, the general lien restriction does not apply to debt secured by a lien, if the debt, together with all other debt secured by liens (not including permitted liens described in “Description of Debt Securities — Limitation on Liens” of the attached prospectus) and the attributable debt (generally defined as the discounted present value of net rental payments, but excluding payments on bona fide operating leases) associated with sale and lease back transactions entered into after this first issuance of debt securities under the indenture (but not including sale and lease back transactions pursuant to which debt has been retired), does not exceed 10% of the consolidated net tangible assets of AngloGold Ashanti Limited and its consolidated subsidiaries.

In addition, the limitation on sale and leaseback transactions does not apply if attributable debt (generally defined as the discounted present value of net rental payments, but excluding payments on bona fide operating leases) associated with the sale and lease back transaction, together with the attributable debt of all other sale and lease back transactions entered into after this first issuance of debt securities under the indenture and the aggregate principal amount of the AngloGold Ashanti Limited’s debt secured by liens on Principal Property of AngloGold Ashanti Limited or any restricted subsidiary or any shares of stock of or debt owed to any restricted subsidiary (but not including permitted liens described under “Description of Debt Securities — Limitation on Liens” of the attached prospectus, and sale and lease back transactions pursuant to which debt has been retired) would not exceed 10% of the consolidated net tangible assets of AngloGold Ashanti Limited and its consolidated subsidiaries.

The term “Principal Property” is defined to mean any mine or mining-related facility, together with the land upon which such plant or other facility is erected, whose net book value exceeds 5% of the consolidated net tangible assets of AngloGold Ashanti Limited and its consolidated subsidiaries, unless our board of directors thinks that the property is not of material importance to our overall business or that the portion of a property in question is not of material importance to the rest of it.

Sinking Fund

The notes will not be entitled to the benefit of a sinking fund.

Defeasance

The notes will be subject to defeasance and covenant defeasance as set forth in the indenture and described in “Description of Debt Securities — Defeasance” of the attached prospectus.

Listing

Holdings intends to apply for the listing of the notes on the New York Stock Exchange in accordance with its rules.

Guarantee

AngloGold Ashanti Limited will fully and unconditionally guarantee the payment of the principal of, premium, if any, and interest on the notes, including any additional amounts, when and as any such payments become due, whether at maturity, upon redemption or declaration of acceleration, or otherwise. AngloGold Ashanti Limited has obtained the approval of the South African Reserve Bank to provide the guarantees. The guarantees of the notes will be unsecured and unsubordinated indebtedness of AngloGold Ashanti Limited and will rank equally with all of its other unsecured and unsubordinated indebtedness from time to time outstanding. Because the guarantees determine the ranking of the debt guaranteed by them, the notes issued by Holdings will also rank equally with other unsecured and unsubordinated indebtedness of AngloGold Ashanti Limited. Under the terms of the full and unconditional guarantees, holders of notes will not be required to exercise their remedies against Holdings before they proceed directly against AngloGold Ashanti Limited.

Book-Entry System

Global Notes

Holdings will issue the notes in the form of one or more global notes in fully registered, book-entry form. The global notes will be deposited with or on behalf of DTC and registered in the name of Cede & Co., as nominee of DTC. For more information on the global notes, see “Description of Debt Securities — Global Securities” and “— Holders of Registered Debt Securities” in the attached prospectus.

DTC, Clearstream and Euroclear

Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may hold interests in the global notes through either DTC, in the United States, Clearstream Banking, société anonyme, Luxembourg, which we refer to as “Clearstream”, or Euroclear Bank S.A./N.V., as operator of the Euroclear System, which we refer to as “Euroclear”, in Europe, either directly if they are participants in such systems or indirectly through organizations that are participants in such systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their United States depositaries, which in turn will hold such interests in customers’ securities accounts in the United States depositaries’ names on the books of DTC.

We have obtained the information in this section concerning DTC, Clearstream and Euroclear and the book-entry system and procedures from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

•	DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under Section 17A of the Exchange Act.

•	DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

•	Direct participants include securities brokers and dealers, bank&, trust companies, clearing corporations and other organizations.

•	DTC is owned by a number of its direct participants and by The New York Stock Exchange, Inc., the American Stock Exchange LLC and the Financial Industry Regulatory Authority, Inc. (successor to the National Association of Securities Dealers, Inc.).

•	Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly.

•	The rules applicable to DTC and its direct and indirect participants are on file with the Commission.

We understand that Clearstream is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions between its customers through electronic book-entry changes in accounts of its customers, thereby eliminating the need for physical movement of certificates. Clearstream provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interlaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Section. Clearstream customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and other organizations and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream customer either directly or indirectly.

We understand that Euroclear was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank SA/NV, which we refer to as the “Euroclear Operator”, under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation, which we refer to as the “Cooperative”. All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers, and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

We understand that the Euroclear Operator is licensed by the Belgian Banking and Finance Commission to carry out banking activities on a global basis. As a Belgian bank, it is regulated and examined by the Belgian Banking and Finance Commission.

We have provided the descriptions of the operations and procedures of DTC. Clearstream and Euroclear in this prospectus supplement solely as a matter of convenience, and we make no representation or warranty of any kind with respect to these operations and procedures. These operations and procedures are solely within the control of those organizations and are subject to change by them from time to time. None of us, the underwriters or the trustee takes any responsibility for these operations or procedures, and you are urged to contact DTC, Clearstream and Euroclear or their participants directly to discuss these matters.

We expect that under procedures established by DTC:

•	upon deposit of the global notes with DTC or its custodian, DTC will credit on its internal system the account, of direct participants designated by the underwriters with portions of the principal amounts of the global notes; and

•	ownership of the notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants.

The laws of some jurisdictions may require that purchasers of securities take physical delivery of those securities, in definitive form. Accordingly, the ability to transfer interests in the notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in notes represented by a global note to pledge or transfer those interests to persons or entities that do not participate in DTC’s system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture and under the notes. Except as provided below, owners of beneficial interests in a global note will not be entitled to have notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered the owners or holders thereof under the indenture or under the notes for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a direct or indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of notes under the indenture or a global note.

Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, Clearstream or Euroclear, or for maintaining, supervising or reviewing any records of those organizations relating to the notes.

Payments on the notes represented by the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. We expect that DTC or its nominee, upon receipt of any payment on the notes represented by a global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the global note as shown in the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. The participants will be solely responsible for those payments.

Distributions on the notes held beneficially through Clearstream will be credited to cash accounts of its customers in accordance with its rules and procedures, to the extent received by the United States depositary for Clearstream.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

Distributions on the notes held beneficially through Euroclear will be credited to the cash accounts of its participants, in accordance with the Terms and Conditions, to the extent received by the United States depositary for Euroclear.

Clearance and Settlement Procedures

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds. Secondary market trading between Clearstream customers and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear, as applicable, and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly though Clearstream customers or Euroclear participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by the United States depositary. Such cross-market transactions, however, will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to the United States depositary to take action to effect final settlement on its behalf by delivering or receiving the notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream customers and Euroclear participants may not deliver instructions directly to their United States depositaries.

Because of time-zone differences, credits of the notes received in Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in the notes settled during such processing will be reported to the relevant Clearstream customers or Euroclear participant on such business day. Cash received in Clearstream or Euroclear as a result of sales of the notes by or through a Clearstream customer or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures to facilitate transfers of the notes among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time.

None of AngloGold Ashanti Limited, Holdings or the trustee will be liable for any delay by DTC, its nominee or any direct or indirect participant in identifying the beneficial owners of the notes. AngloGold Ashanti Limited, Holdings and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the certificated notes to be issued.

TAXATION

South African Taxation

General

The following is a summary of certain South African tax consequences relating to the holding and disposal of the notes. This information is not a substitute for independent advice pertaining to the particular circumstances of a holder of notes. It is intended as a general guide only, and is based on current South African tax legislation and practice in force as at the date of this memorandum. It relates only to the position of a holder of notes who is the absolute beneficial owner of the notes and who owns the notes as a capital investment. It is not intended to apply to certain classes of holders of notes such as brokers or dealers. If a holder of the notes is in any doubt as to its tax position, or is resident or subject otherwise to tax in any jurisdiction other than the Republic of South Africa, such holder of the notes should consult its own tax advisor.

Interest on the notes or payment under the guarantees

Holders of notes who are resident for tax purposes in South Africa will generally be liable for South African tax on the amount of any interest received in respect of notes or any payment under the guarantees. There is no South African withholding tax or income tax payable on the interest or payments under the guarantees to holders of notes who are not resident for tax purposes in South Africa.

Securities Transfer Tax

The issue of the notes is not subject to Securities Transfer Tax in South Africa.

The transfer of notes, provided that notes are registered only on a register to be kept outside South Africa, is not subject to Securities Transfer Tax in South Africa.

Capital Gains Tax

The disposal by a holder of notes who is resident for tax purposes in South Africa (or who is an individual and is not resident for tax purposes in South Africa, if the gain is derived from a source within South Africa) of notes held as a capital asset, is subject to capital gains tax in respect of capital gains on such disposal. For this purpose, gain derived by a non-resident of South Africa generally will not be treated as derived from a source within South Africa provided the notes are not held in connection with a trade or business conducted within South Africa (and, if an applicable tax treaty so provides, are not attributable to a permanent establishment or a fixed base maintained by the non-resident in South Africa). In addition, neither the guarantees nor payments made pursuant to the guarantees will cause any gains to be treated as derived from a source within South Africa. A capital gain will be equal to the excess of the proceeds of the disposal of notes over the acquisition price of notes (the “base cost”). The base cost of notes will be the Issue Price of notes (in the event that the holder of notes shall have subscribed for notes in the offering of the notes) or the purchase price paid by the holder of notes in respect of the acquisition of notes from a previous owner thereof.

Isle of Man Taxation

The Isle of Man operates a zero rate of tax for most corporate taxpayers. This will include the Issuer. Under the regime, the Issuer will technically be subject to taxation on income in the Isle of Man, but the rate of tax will be zero; there will be no withholding to be made by the Issuer on account of Isle of Man tax in respect of payments made to holder of the notes by the Issuer.

The Issuer is resident for taxation purposes in the Isle of Man by virtue of being incorporated in the Isle of Man.

Holder of the notes resident in the Isle of Man will, depending upon their particular circumstances, be liable to Manx income tax on principal, premium (if any) and interest in respect of the notes.

The EU Savings Tax Directive (2003/48/EC) came into force on July 1, 2005. The Isle of Man has entered into bilateral agreements with the EU Member States which effectively require the Isle of Man to comply with the requirements of the directive.

There is no capital gains tax, inheritance tax, stamp duty or stamp duty reserve tax in the Isle of Man. A probate fee may be payable in respect of the estate of a deceased holder of the notes, up to a current maximum of £649.

United States Federal Income Taxation

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, PROSPECTIVE INVESTORS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS PROSPECTUS SUPPLEMENT IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS INCLUDED HEREIN BY THE ISSUER IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN AND (C) PROSPECTIVE INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following discussion is a summary of the material US federal income tax consequences relating to the purchase, ownership and disposition of the notes. This discussion is generally limited to US holders (as defined below) who purchase the notes in this offering at their “issue price” (as defined below) and will hold the notes as capital assets. It does not address special situations that may apply to particular holders including, but not limited to, tax-exempt entities, holders subject to the US federal alternative minimum tax, US expatriates, dealers in securities, traders in securities who elect to apply a mark-to-market method of accounting, certain financial institutions, insurance companies, regulated investment companies, partnerships or other pass-through entities, persons who own (directly, indirectly or by attribution) 10% or more of the voting shares of AngloGold Ashanti Limited, persons whose “functional currency” is not the US dollar and persons who hold the notes in connection with a “straddle,” “hedging,” “conversion” or other risk reduction transaction. This discussion does not address the tax consequences to US holders of notes under any state, local, foreign or tax laws other than the US federal income tax laws.

The US federal income tax consequences set forth below are based upon the Internal Revenue Code of 1986, as amended, Treasury regulations promulgated thereunder, proposed Treasury regulations, court decisions, revenue rulings and administrative pronouncements of the Internal Revenue Service (the “IRS”) and the US-South Africa income tax treaty currently in force, all as of the date of this offering of the notes, and all of which are subject to change or changes in interpretation. Prospective investors should particularly note that any such change or changes in interpretation could have retroactive effect so as to result in US federal income tax consequences different from those discussed below.

As used herein, the term “US holder” means a beneficial owner of notes that is for US federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia);

•	an estate the income of which is subject to US federal income taxation regardless of its source; or

•	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons control all of the substantial decisions of the trust.

If a partnership (including for this purpose any entity treated as a partnership for US federal income tax purposes) is a beneficial owner of the notes, the US tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of the notes that is a partnership and partners in such partnership should consult their own tax advisers regarding the US federal income tax consequences of holding and disposing of the notes.

The issue price of a note is the first price to the public (not including note houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of the notes is sold for money.

Prospective investors are urged to consult their own tax advisers with respect to the particular tax consequences to them of the purchase, ownership and disposition of the notes, including the tax consequences under any state, local, foreign and other tax laws.

Interest on the notes

Interest paid on the notes (including additional amounts, if any) will be taxable to a US holder as ordinary interest income at the time it is treated as received or accrued, in accordance with the holder’s regular method of accounting for US federal income tax purposes. Interest will be treated as foreign source income for foreign tax credit purposes. The limitation on foreign taxes eligible for foreign tax credit is calculated separately with respect to specific classes of income. For this purpose, interest on the notes generally should constitute “passive category” income or, in the case of certain US holders, “general category income”.

Sale or Other Disposition

Upon the sale, redemption, or other taxable disposition of a note, a US holder generally will recognize gain or loss equal to the difference between the amount realized on the sale, redemption, or other taxable disposition (not including any amounts attributable to accrued but unpaid interest on the note, which will be taxable as ordinary interest income in accordance with the US holder’s regular method of accounting for US federal income tax purposes) and the holder’s adjusted tax basis in the note. A US holder’s adjusted tax basis in a note generally will equal the cost of the note, reduced by any principal payments received by the holder. Any gain or loss generally will be US source capital gain or loss, and will constitute long-term capital gain or loss if the holding period of the note exceeds one year at the time of disposition. If a US holder is an individual, any long-term capital gain generally will be subject to US federal income tax at preferential rates. The deductibility of capital losses is subject to significant limitations.

New Legislation

Newly enacted legislation requires certain US holders who are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, interest on, and capital gains from the sale or other disposition of, notes for taxable years beginning after December 31, 2012. US holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of the notes.

US Information Reporting and Backup Withholding

Payments of interest and proceeds paid from the sale, redemption, or other disposition of the notes may be subject to information reporting to the IRS and possible US federal backup withholding at a current rate of 28%. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding. US holders who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US holders generally will not be subject to US information reporting or backup withholding. However, such holders may be required to provide certification of non-US status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through certain US-related financial intermediaries. Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder under the backup withholding rules may be credited against a holder’s US federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

UNDERWRITING

We and the underwriters for the offering named below, for whom Barclays Capital Inc. and Goldman, Sachs & Co. are acting as representatives, have entered into an underwriting agreement with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table:

	Principal	Principal
	amount of the	amount of the
Underwriters	2020 notes	2040 notes

Barclays Capital Inc.	$227,500,000	$97,500,000
Goldman, Sachs & Co.	227,500,000	97,500,000
RBC Capital Markets Corporation	70,000,000	30,000,000
Standard Chartered Bank	70,000,000	30,000,000
BMO Capital Markets Corp.	35,000,000	15,000,000
Mitsubishi UFJ Securities (USA), Inc.	35,000,000	15,000,000
Scotia Capital (USA) Inc.	35,000,000	15,000,000

Total	$700,000,000	$300,000,000

The underwriters are committed to take and pay for all of the notes being offered, if any are taken.

The underwriters have advised us that, subject to the selling restrictions set forth below, they propose to offer the notes to the public at the public offering price on the cover page of this prospectus supplement, and may offer the notes to the dealers at that price less a concession not in excess of 0.3% of the principal amount of the 2020 notes and 0.5% of the principal amount of the 2040 notes. The underwriters may allow, and the dealers may reallow, a discount not in excess of 0.25% of the principal amount of the 2020 notes and 0.25% of the principal amount of the 2040 notes to the other dealers. After the initial public offering, the public offering price, concession and discount may change. The offering of the notes is subject to receipt and acceptance of the notes and subject to the underwriters’ right to reject any order in whole or in part.

We have been advised by the underwriters that the underwriters are expected to make offers and sales of the notes both inside and outside the United States through their respective selling agents. Any offers and sales in the United States will be conducted by brokers and dealers registered with the SEC.

We have agreed in the underwriting agreement that we will not offer, sell, contract to sell or otherwise dispose of any securities that are substantially similar to the notes during the period from the date of this prospectus supplement until the date of the delivery of the notes. The notes are a new issue of securities with no established trading market. We have been advised by the underwriters that the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

These activities by the underwriters, as well as other purchases by the underwriters for their own accounts, may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

The underwriters expect that delivery of the notes will be made against payment therefor on the settlement date specified on the cover page of this prospectus supplement, which will be the fifth business day following the pricing of the notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the third business day before the delivery of the notes will be required, by virtue of the fact that the notes initially will settle on a delayed basis, to agree to a delayed settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the underwriters may be required to make in respect thereof.

We estimate that our expenses in connection with the offering of the notes, excluding underwriter discounts and commissions, will be approximately $5.5 million.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for AngloGold Ashanti Limited or AngloGold Ashanti Holdings plc, for which they received or will receive customary fees and expenses. In particular, affiliates of certain of the underwriters are lenders to AngloGold Ashanti Limited under its revolving credit facility.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of AngloGold Ashanti Limited or Holdings.

Barclays Capital Inc. may be contacted at 745 Seventh Avenue, New York, New York 10019. Goldman, Sachs & Co. may be contacted at 200 West Street, New York, New York 10282.

Conflicts of Interest

As described in “Use of Proceeds,” the net proceeds from this offering will be used to repay borrowings under existing credit facilities and for general corporate purposes. Because more than 5% of the proceeds from this offering, not including underwriting compensation, may be received by affiliates of the underwriters in this offering, this offering is being conducted in compliance with NASD Rule 2720, as administered by FINRA. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as this offering is of a class of securities rated BBB or better by S&P or Baa or better by Moody’s or rated in a comparable category by another rating service acceptable to FINRA.

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the notes or the possession, circulation or distribution of this prospectus supplement in any jurisdiction where action for that purpose is required. Accordingly, the notes may not be offered or sold, directly or indirectly, and neither this prospectus supplement nor any other offering material or advertisements in connection with the notes may be distributed or published in or from any country or jurisdiction, except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

United Kingdom

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Market Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date make an offer of notes to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003171/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance

(Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sale business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”) and each underwriter has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

South Africa

Each underwriter has represented and agreed that it has not offered and will not offer the notes offered by this prospectus supplement to the public in South Africa (as defined in, and in accordance with the provisions of, Chapter VI of the South African Companies Act, 1973 (as amended)). Accordingly, such notes may not be handed on, surrendered to, renounced in favor of or assigned to any person in South Africa in any manner which could be construed as an offer to the public in terms of Chapter VI of the South African Companies Act, 1973 (as amended).

LEGAL MATTERS

Certain legal matters with respect to South African law will be passed upon for us by our South African counsel, Taback & Associates (Pty) Limited. Certain legal matters with respect to Isle of Man law will be passed upon for Holdings by Cains Advocates Limited. Certain legal matters with respect to United States and New York law will be passed upon for us and for Holdings by Shearman & Sterling LLP, who may rely, without independent investigation, on Taback & Associates (Pty) Limited regarding certain South African legal matters and on Cains Advocates Limited regarding certain Isle of Man matters. Certain legal matters with respect to United States and New York law will be passed upon for the underwriters by Davis Polk & Wardwell LLP.

EXPERTS

Our financial statements for the years ended December 31, 2007, 2008 and 2009 are incorporated by reference in this prospectus supplement in reliance on the report of Ernst & Young Inc., independent registered public accounting firm, given on their authority as experts in accounting and auditing.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of its date.

Prospectus Supplement

AngloGold Ashanti Holdings plc

$700,000,000 5.375% notes
due 2020

$300,000,000 6.50% notes
due 2040

Fully and Unconditionally
Guaranteed by

AngloGold Ashanti Limited

PROSPECTUS SUPPLEMENT

Joint Book-Runners

Barclays Capital

Goldman, Sachs & Co.

RBC Capital Markets

Standard Chartered Bank

Co-Managers

BMO Capital Markets

Mitsubishi UFJ Securities

Scotia Capital

April 21, 2010